
09037351

Duke Realty Corporation Annual Report, 2008





Duke Realty Corporation Annual Report, 2008



Duke
REALTY CORPORATION






corporate profile

Duke Realty Corporation specializes in the ownership, management and development of industrial, office and healthcare real estate. Our total portfolio includes more than 135 million rentable square feet in 20 major U.S. cities. Headquartered in Indianapolis, Duke employs more than 1,000 associates. Duke Realty Corporation is publicly traded on the New York Stock Exchange under the symbol DRE and is a member of the S&P MidCap 400 Index.

a clear direction

While turbulence and uncertainty mark the nation's financial markets, our commitment to shareholders and customers remains steadfast. In anticipation of late-2008's economic downturn, we took steps beginning in late 2007 to protect and proactively manage our existing assets, and conserve and generate new capital. We have right-sized our business for the current operating environment, and stand today prepared for a strong future.

"Duke's long-term strategy as a fully integrated national owner, manager and developer of industrial, office and healthcare properties remains sound."

– Dennis D. Oklak
chairman and chief executive officer

Park 840, Bldg 10 – Nashville, TN 

Weston Pointe IV – Weston (Fort Lauderdale), FL 

St. Vincent Medical Center Northeast – Indianapolis, IN 



to our shareholders


Duke
Denny Oklak
Chairman & CEO
>>

We are pleased to report that despite a challenging economic environment, Duke Realty Corporation's 2008 performance was solid. Funds from operations (FFO) per share was $2.55, compared with $2.74 in 2007, when the economy was much stronger.

Thanks to the efforts of our local leasing teams, 2008 was an excellent year for leasing activity. We leased a total of 27 million square feet, our second highest year ever. As a result, occupancy remained strong: Our 703 stabilized, in-service properties comprising 119 million square feet were 92.4% leased at year-end 2008, compared with 95.0% one year earlier. Overall portfolio occupancy increased at year-end to 88.9% from 87.1% at the end of 2007.

Same-store net operating income grew 3.0% over 2007. Significantly, 92% of Duke's FFO in both 2008 and 2007 came from core rental operations. This is an important ratio because it reflects our commitment to stable and predictable operational earnings, rather than more volatile property and land sale gains.

Sound Long-Term Strategy for a Challenging Economy

During 2008, Duke experienced an extremely challenging period in the capital markets and the economy; however, our long-term strategy as a fully integrated national owner, manager and developer of industrial, office and healthcare properties remains sound.

As commercial real estate market conditions softened, we took early and decisive action. We halted virtually all new development and re-focused the company on 20 core markets of greatest potential. We maintained good pricing discipline as rents rolled over. Our portfolio continues to be well-diversified by region, property type and tenant. For example, our largest tenant – the U.S. government – represents less than 2% of total rental income.

Critically, we took significant steps to raise capital and strengthen our balance sheet in 2008. We also made adjustments to rightsize our operations for the expected slow economic recovery.

Liquidity: Our Top Priority

The deepening recession and shrinking capital markets have made liquidity our top priority. In November 2007, we anticipated the current economic turmoil and halted virtually all speculative development. We will continue developing properties for key healthcare clients and properties committed for sale to joint ventures. In 2008, we generated more than $1.3 billion in capital through the sale of properties and land, through preferred stock and unsecured debt offerings, and through the formation of joint ventures.

As an additional liquidity measure, in 2009 we are reducing our annual cash dividend on common stock to $1.00 per share from the 2008 dividend of $1.94 per share. This will enable us to retain approximately $150 million in cash annually. The steps outlined above enable us to fully cover remaining development costs and debt maturities through 2010 and begin pre-funding our debt maturities in 2011 and beyond.

Joint Ventures Expand Capacity, Reduce Risk

We continued to use joint ventures as a means of funding and lowering overall risk exposure. We formed a joint venture with Stockbridge Real Estate Fund to redevelop the site of a shuttered General Motors assembly plant in Linden, New Jersey as a distribution facility. This is our second GM plant redevelopment following our successful Chesapeake Commerce Center project, which opened in Baltimore in 2007 and is now 100% leased.

We also entered into a joint venture with CBRE Realty Trust to own up to $800 million of newly developed office and industrial properties. At year-end, seven properties valued at $286 million had been contributed to the venture by Duke. We will retain a 20% long-term interest in this venture.

Operating Strategy Realigned with Economic Conditions

We realigned operating strategy during the year to reflect the slowing development market. Since the beginning of 2008, we have reduced our workforce by nearly 20%. We froze salaries of the company's top associates for 2009 and exited the retail and national build-to-suit development businesses.

In addition, we closed our newest offices in Austin, Seattle and Newport Beach. While these markets have strong potential and remain part of our long-term plans for geographic diversification, the constrained capital markets make the possibility of development remote in the near term. We will consider returning to these markets once the economy improves and capital becomes more readily available.

These decisions were difficult, especially because they involved reducing our staff of talented and dedicated associates. Unfortunately, they reflect the realities of today's economy.

A Solid Development Year Based on Customer Relationships

Duke does business with 68 of the top Fortune 100 companies in 20 cities across the country. Building on the trust that comes from these and other longstanding customer relationships, we closed several significant transactions in our new development portfolio, including:

- Warehouse leases to amazon.com for 630,000 square feet and 513,000 square feet in Indianapolis and Phoenix, respectively;
- A 650,000 square foot warehouse lease in Dallas to Farley's & Sathers Candy Company;
- Two office building leases aggregating 265,000 square feet for Monsanto in St. Louis.

In 2008, Duke began its largest development project ever. At our Mark Center Business Park in Alexandria, Virginia, we will build a 1.7 million square foot office project for the Department of Defense (DOD). The DOD acquired our remaining 16 acres of land at Mark Center in December for $105 million. This project will be complete by September of 2011 and will ultimately house 6,400 government employees.

This project reflects the expert development capabilities of the Duke team. We plan to leverage the talents of our Washington, DC associates and secure additional federal government business in the years to come.

Healthcare development remains a major emphasis of the company because of the rapid growth of this industry and its resistance to economic downturns. Our BremnerDuke Healthcare Division has been approved as a developer by 12 of the nation's 14 largest healthcare systems. This division's activity in 2008 included seven properties for Baylor University and its affiliates.

Board and Management Update

I am pleased to report that Lynn C. Thurber and Thomas J. Baltimore Jr. have been elected to Duke's Board of Directors. Lynn is non-executive chairman of LaSalle Investment Management, a global real estate investment management firm. She was previously CEO of Alex Brown, Kleinwort Benson Realty Advisors and has many years of experience in real estate and asset management. Tom is co-founder and president of RLJ Development, a privately held real estate investment firm. Previously, he was a vice president of Hilton Hotels Corporation and held various management positions with Marriott Corporation. Lynn and Tom offer our company real estate industry expertise that will be highly valued.

I would like to thank William O. McCoy and Dr. R. Glenn Hubbard for their service on our Board. Bill is retiring and Glenn is stepping down as a result of a change in board service provisions at Columbia University, where he is dean of the Graduate School of Business. Both Bill and Glenn have provided great counsel during their time on our Board.

I am also pleased to report that Christie B. Kelly joined Duke in February 2009 as executive vice president and chief financial officer. A proven financial executive and leader, Christie brings 25 years of experience to the company, with expertise in capital markets, financial management and investment banking. We welcome Christie and look forward to her counsel.

A Look Ahead

The year 2009 will be even more challenging than 2008. We anticipate that our earnings will be lower as a result of the economic environment and the constrained capital markets.

In the REIT industry, companies with a clear long-term vision, a strong capital position, and a flexible operating structure will be the survivors. Duke's long-term strategy as a fully integrated national owner, manager and developer of industrial, office and healthcare properties remains sound. We have taken steps to enhance Duke's capital position and remain flexible to accommodate an ever-changing environment. We will emerge even stronger when the economy recovers.

I would like to extend my thanks to all of our associates for their hard work and dedication during the past year; to our Board of Directors for their continuing support and guidance and to you, our shareholders, for your trust in us. We look forward to meeting the current challenges with confidence, and to reporting our progress throughout 2009.



Dennis D. Oklak
Chairman and Chief Executive Officer

Indianapolis
March 11, 2009

"The fundamentals of our portfolio held up well during 2008. We will emphasize renewals and extensions of existing leases, and continue building relationships with strong credit tenants."

- Robert M. Chapman
chief operating officer

The Federal Aviation Administration's 98,000-square-foot lease is at Camp Creek Business Park in Atlanta.





Baylor Health Care System selected our BremnerDuke Healthcare Division for seven office projects, including an 81,400-square-foot professional building in Dallas and a 141,000-square-foot medical office building in Plano, TX (pictured).




PAVILION II

developing strong returns

New developments for 2008 emphasized healthcare and build-to-suit projects for existing customers and third-party development and construction, such as the project for the Department of Defense in suburban Washington, DC, shown below.

high-performance leasing

An emphasis on leasing existing properties, particularly those in the development pipeline, is demonstrated through Duke's strong performance in this arena. We have an occupancy rate of 92.4 percent in our stabilized, in-service properties, and have secured several significant lease transactions for new properties. We continue to pursue diverse, financially strong tenants and work diligently to retain their business.



The recently announced project for the Department of Defense will include a new 1.7 million-square-foot office complex in Mark Center, one of Duke's Washington, DC developments.





Duke's long-term strategy includes developing and acquiring warehouse and distribution properties near thriving seaports, such as Savannah, Baltimore and Houston.

One of Duke's third-party construction projects in 2008 was this 120,000-square-foot office building for RTI International in Research Triangle Park in Raleigh, NC. The building is a LEED® Gold Registered project.

Amazon.com leased two Duke properties in 2008: a 513,000-square-foot property at Goodyear Crossing in Phoenix (pictured) and a 630,500-square-foot facility at AllPoints at Anson in Indianapolis.



Duke was selected to develop, own and manage the U.S. Department of Veterans' Affairs' new outpatient clinic in Ft. Worth, TX, the largest clinical development scheduled by the VA.


5901

The Chesapeake Commerce Center in Baltimore includes the first LEED®-certified industrial building in Maryland by any developer.

liquidity: our first priority

Successful in generating more than $1.3 billion in capital in 2008, Duke has sufficient capital resources to meet debt maturities through 2010 and fund the completion of projects in the development pipeline. Even in constrained capital markets, Duke has been successful in generating capital to meet its business objectives while enhancing its liquidity position.

In November 2007, we anticipated the current economic turmoil and halted virtually all speculative development, except for healthcare properties and properties committed for sale to joint ventures. Our short-term emphasis will be on strengthening performance of existing assets and building relationships with strong credit tenants.

growing areas of expertise

Escalating transportation costs have opened doors of opportunity to companies offering strategic support in distribution and logistics. Duke has a growing portfolio of property and expertise in seaports and inland multimodal ports. The Chesapeake Commerce Center in Baltimore has the first two buildings fully leased, and our Rickenbacker Global Logistics Park in Columbus, OH provides coast-to-coast intermodal service for both eastbound and westbound traffic via the Norfolk Southern Railway. Duke's presence in Savannah, the fourth-busiest port in the U.S., grew substantially during 2008. Today, Duke is the largest owner of industrial properties in Savannah, with 5.9 million-square-feet, all of which is 100 percent leased.

Sustainability remains an important part of Duke's development work, and includes a specialty in brownfield redevelopment. Three buildings completed in 2008 received LEED® certification, and more than 20 other buildings have been registered for future certification. Duke completed and received the first LEED-certified industrial property in Maryland by any developer. In the healthcare segment, BremnerDuke has committed to developing all future properties as LEED-certified.

The office build-out Duke completed for Morgan Stanley in Columbus, OH earned a LEED for Commercial Interiors certification.

650,000-square-feet of industrial space under a single roof was leased by a new tenant in Dallas' Grand Lakes II building: Farley's and Sathers Candy Company.





financial highlights

(in thousands, except per share amounts)	2008	2007	2006
Total revenues from continuing operations	$ 996,087	$ 951,447	$ 895,421
Net income available for common shareholders	56,616	217,692	145,095
Funds from operations - diluted	395,401	409,414	371,104
Per share:			
Diluted net income	$ .38	$ 1.55	$ 1.07
Diluted FFO	2.55	2.74	2.48
Dividends paid	1.93	1.91	1.89
FFO payout ratio	75.9%	69.9%	76.4%
At year end:			
Total assets	$ 7,690,883	$ 7,661,981	$ 7,238,595
Total shareholders' equity	2,821,758	2,750,033	2,503,583
Senior unsecured debt ratings:			
Standard & Poor's	BBB	BBB+	BBB+
Moody's	Baa2	Baa1	Baa1


$1,000
$800
$600
$400
$200
$0
$653
$729
$895
$951
$996
'04
'05
'06
'07
'08
Total Revenue From Continuing Operations
(in millions)


$2.75
$2.65
$2.55
$2.45
$2.35
$2.25
$2.47
$2.40
$2.48
$2.74
$2.55
'04
'05
'06
'07
'08
Diluted Funds From Operations (FFO) Per Common Share


250
200
150
100
50
0
100.0
100.0
100.0
131.58
116.38
110.88
147.58
124.26
110.88
199.05
160.01
134.70
168.05
142.10
107.77
104.65
89.52
50.85
'03
'04
'05
'06
'07
'08
Cumulative Total Return
● DRE ● NAREIT Equity Index ● S&P 500


100%
90
80
70
60
50
40
30
20
10
0
91.5%
93.8%
95.4%
95.0%
92.4%
'04
'05
'06
'07
'08
Stabilized Occupancy


100%
90
80
70
60
50
40
30
20
10
0
74.0%
74.3%
80.0%
79.7%
71.9%
'04
'05
'06
'07
'08
Lease Renewal Percentages

SELECTED FINANCIAL DATA

The following sets forth selected financial and operating information on a historical basis for each of the years in the five-year period ended December 31, 2008. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements included in this annual report (in thousands, except per share amounts):

	2008	2007	2006	2005	2004
Results of Operations:					
Revenues:					
Rental Operations from Continuing Operations	**$ 894,189**	$ 852,089	$ 805,296	$ 647,397	$ 582,222
Service Operations from Continuing Operations	**101,898**	99,358	90,125	81,941	70,803
Total Revenues from Continuing Operations	**$ 996,087**	$ 951,447	$ 895,421	$ 729,338	$ 653,025
Income from Continuing Operations	**$ 96,298**	$ 161,834	$ 151,360	$ 134,714	$ 131,672
Net Income Available for Common Shareholders	**$ 56,616**	$ 217,692	$ 145,095	$ 309,183	$ 151,279
Per Share Data :					
Basic income per common share:					
Continuing operations	**$ 0.27**	$ 0.72	$ 0.69	$ 0.63	$ 0.67
Discontinued operations	**0.12**	0.84	0.39	1.56	0.40
Diluted income per common share:					
Continuing operations	**0.26**	0.71	0.68	0.62	0.66
Discontinued operations	**0.12**	0.84	0.39	1.55	0.40
Dividends paid per common share	**1.93**	1.91	1.89	1.87	1.85
Dividends paid per common share – special	**-**	-	-	1.05	-
Weighted average common shares outstanding	**146,915**	139,255	134,883	141,508	141,379
Weighted average common shares and potential dilutive securities	**155,041**	149,614	149,393	155,877	157,062
Balance Sheet Data (at December 31):					
Total Assets	**$ 7,690,883**	$ 7,661,981	$ 7,238,595	$ 5,647,560	$ 5,896,643
Total Debt	**4,298,478**	4,316,460	4,109,154	2,600,651	2,518,704
Total Preferred Equity	**1,016,625**	744,000	876,250	657,250	657,250
Total Shareholders' Equity	**2,821,758**	2,750,033	2,503,583	2,452,798	2,825,869
Total Common Shares Outstanding	**148,420**	146,175	133,921	134,697	142,894
Other Data:					
Funds From Operations (1)	**$ 375,906**	$ 384,032	$ 338,008	$ 341,189	$ 352,469

(1) Funds From Operations ("FFO") is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust ("REIT") like Duke. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with United States generally accepted accounting principles ("GAAP"). FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss). FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.

See reconciliation of FFO to GAAP net income under the caption "Year in Review" under item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated by reference into this Annual Report, including, without limitation, those related to our future operations, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "believe," "estimate," "expect," "anticipate," "intend," "plan," "seek", "may" and similar expressions or statements regarding future periods are intended to identify forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Report or in the information incorporated by reference into this Report. Some of the risks, uncertainties and other important factors that may affect future results include, among others:

- Changes in general economic and business conditions, including, without limitation, the impact of the credit crisis and economic down-turn, which are having and may continue to have a negative effect on the fundamentals of our business, the financial condition of our tenants and our lenders and the value of our real estate assets;
- Our continued qualification as a real estate investment trust, or "REIT", for U.S. federal income tax purposes;
- Heightened competition for tenants and potential decreases in property occupancy;
- Potential increases in real estate construction costs;
- Potential changes in the financial markets and interest rates;
- Volatility in our stock price and trading volume;
- Our continuing ability to raise funds on favorable terms, if at all, through the issuance of debt and equity in the capital markets, which may negatively affect both our ability to refinance our existing debt as well as our future interest expense;
- Our ability to successfully identify, acquire, develop and/or manage properties on terms that are favorable to us;
- Our ability to be flexible in the development and operation of joint venture properties;
- Our ability to successfully dispose of properties, if at all, on terms that are favorable to us;
- Inherent risks in the real estate business, including, but not limited to, tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments; and
- Other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the Securities and Exchange Commission ("SEC").

Although we presently believe that the plans, expectations and results expressed in or suggested by the forward-looking statements are reasonable, all forward-looking statements are inherently subjective, uncertain and subject to change, as they involve substantial risks and uncertainties beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature, or assess the potential impact, of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made, except as otherwise may be required by law.

This list of risks and uncertainties, however, is only a summary of some of the most important factors and is not intended to be exhaustive. We have on file with the SEC a Current Report on Form 10-K dated February 25, 2009 with additional risk factor information.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

We are a self-administered and self-managed REIT that began operations through a related entity in 1972. As of December 31, 2008, we:

- Owned or jointly controlled 738 industrial, office, healthcare and retail properties (including properties under development and excluding all properties developed with the intent to sell), consisting of approximately 128.6 million square feet; and
- Owned or jointly controlled more than 7,200 acres of land with an estimated future development potential of more than 107 million square feet of industrial, office, healthcare and retail properties.

We provide the following services for our properties and for certain properties owned by third parties and joint ventures:

- Property leasing;
- Property management;
- Asset management;
- Construction;
- Development; and
- Other tenant-related services.

We also develop or acquire properties with the intent to sell (hereafter referred to as "Build-for-Sale" properties). Build-for-Sale properties represent properties where our investment strategy results in a decision to sell the property within a relatively short time after it is placed in service. Build-for-Sale properties are generally identified as such prior to construction commencement and may either be sold or contributed to an unconsolidated entity in which we have an ownership interest or sold outright to third parties.

FINANCIAL STRATEGY

Our financing strategy is to actively manage the components of our capital structure and maintain investment grade ratings for our unsecured notes from our credit rating agencies. Additionally, to the extent that market conditions permit, we employ a capital recycling program that utilizes sales of operating real estate assets that no longer fit our strategies to generate proceeds that can be recycled into new properties that better fit our current and long-term strategies.

We also seek to maintain a balanced and flexible capital structure by: (i) extending and sequencing the maturity dates of our outstanding debt obligations; (ii) borrowing primarily at fixed rates by targeting a variable rate component of total debt less than 20%; (iii) pursuing current and future long-term debt financings; (iv) maintaining fixed charge coverage and other ratios at levels required to maintain investment grade ratings for our unsecured notes; (v) generating proceeds from the sale of non-strategic properties and (vi) issuing perpetual preferred shares for 5-10% of our total capital structure. However, given the current state of the economy and capital markets, our near term focus is on improving liquidity through capital preservation by substantially decreasing acquisitions and development, diligently managing our overhead expenses, reducing dividend payments and actively seeking new sources of capital, including secured indebtedness, to refinance and extend our debt maturities. In order to strengthen our capital structure we intend to repurchase unsecured debt, on the open market, when favorable pricing is available. By focusing on strengthening our balance sheet, we expect to be well-positioned for future growth as the economy improves.

OPERATIONAL OBJECTIVES

Our primary operational objective is to maximize Funds From Operations ("FFO") by (i) maintaining and increasing property occupancy and rental rates through the management of our portfolio of existing properties; (ii) selectively developing and acquiring new properties for rental operations in our existing markets when economic conditions improve; (iii) using our construction expertise to act as a general contractor or construction manager in our existing markets and other domestic markets on a fee basis; and (iv) providing a full line of real estate services to our tenants and to third parties.

YEAR IN REVIEW

Notwithstanding the overall state of the economy, we were still able to execute several significant transactions throughout the year as discussed below. However, due to the volatile state of the credit markets, we were forced to limit our development activities. While the curtailment of development activities, in the short-term, will allow us to preserve additional capital, it will also result in a short-term decrease in the rate of revenue growth, and proceeds from dispositions of Build-for-Sale properties, from what has been achieved historically.

Net income available for common shareholders for the year ended December 31, 2008, was $56.6 million, or $.38 per share (diluted), compared to net income of $217.7 million, or $1.55 per share (diluted) for the year ended 2007. The decrease in net income available for common shareholders was driven largely by significant held-for-rental property sales that took place during 2007 as part of our capital recycling program. Access to credit by potential buyers was limited during 2008; therefore, we were not able to continue our capital recycling program in 2008 at the levels we achieved in 2007. FFO available to common shareholders totaled $375.9 million for the year ended December 31, 2008, compared to $384.0 million for the same period in 2007. Industry analysts and investors use FFO as a supplemental operating performance measure of an equity real estate investment trust ("REIT"). FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) determined in accordance with United States generally accepted accounting principles ("GAAP"), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. Thus, NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from GAAP net income. Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating results and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.

The following table summarizes the calculation of FFO for the years ended December 31, 2008, 2007 and 2006, respectively (in thousands):

	2008	2007	2006
Net income available for common shareholders	**$ 56,616**	$ 217,692	$ 145,095
Adjustments:			
Depreciation and amortization	**314,952**	277,691	254,268
Company share of joint venture depreciation and amortization	**38,321**	26,948	18,394
Earnings from depreciable property sales – wholly owned	**(16,961)**	(121,072)	(42,089)
Earnings from depreciable property sales – share of joint venture	**(495)**	(6,244)	(18,802)
Minority interest share of adjustments	**(16,527)**	(10,983)	(18,858)
Funds From Operations	**$375,906**	$ 384,032	$ 338,008

During 2008, we continued to execute within our core areas of competency, while making adjustments due to the general disruption in the U.S. economy. Highlights of our operating activities are as follows:

- In December 2008, we sold 16 acres of land in Alexandria, VA, to the United States government for the development of an administrative office complex for the U.S. Department of the Army. The land sale, for $105.1 million, is part of an overall $953.1 million development and construction agreement with the U.S. Army Corps of Engineers that implements the 2005 Base Realignment and Closure Commission (the "BRAC Construction Contract") and will continue through 2011. The development will consist of facilities containing more than 1.7 million square feet, and includes two multi-story office towers, two parking garages and a public transportation center. The total anticipated profit on the overall agreement will be recognized over the course of the contract using the percentage of completion method of accounting.

- During 2008, we sold seven newly developed properties to unconsolidated joint ventures from which we received $251.6 million of sales and financing proceeds and recognized pre-tax gains on sale of $23.3 million. We also sold seven Build-for-Sale properties to third parties for $120.5 million of gross proceeds and recognized pre-tax gains on sale of $18.8 million.

- We disposed of eight wholly owned held-for-rental properties for $79.4 million of gross proceeds and also generated $47.4 million of gross proceeds, excluding the government contract described above, from the divestiture of non-strategic land parcels.

- The current state of the economy has limited our ability to access debt and equity capital markets. Management's priorities with regard to uses of capital for development of new properties, therefore, have been re-evaluated and new wholly owned development commitments have been significantly curtailed. As such, the total cost of our wholly owned properties under construction totaled $372.6 million at December 31, 2008 with $142.5 million of such costs having been incurred through that date. Our total cost for joint venture properties under construction was $356.6 million at December 31, 2008 with $189.6 million of costs incurred through that date.

- The occupancy level for our in-service held-for-rental portfolio (including joint venture properties) decreased from 92.1% at December 31, 2007 to 89.5% at December 31, 2008. The decrease was primarily the result of developments which were not fully leased being placed in service during 2008. However, occupancy of this portfolio did improve over the last two quarters of the year as we experienced positive net leasing absorption for the year.

We engaged in a number of financing activities during 2008 to adapt to, as well as to capitalize on, opportunities provided by the volatility in the credit markets. Highlights of our key financing activities in 2008 are as follows:

- In January 2008, we repaid $125.0 million of senior unsecured notes with an effective interest rate of 3.36% on their scheduled maturity date.
- In February 2008, we issued $300.0 million of 8.375% Series O Cumulative Redeemable Preferred Shares.
- In May 2008, we repaid $100.0 million of senior unsecured notes with an effective interest rate of 6.76% on their scheduled maturity date.
- In May 2008, we issued $325.0 million of 6.25% senior unsecured notes due in May 2013. After including the effect of forward starting swaps, which were designated as cash flow hedges for this offering, the effective interest rate is 7.36%.
- During the fourth quarter of 2008, we opportunistically repurchased preferred shares on the open market in order to take advantage of significant trading discounts. In total, we repurchased preferred shares having a redemption value of approximately $27.4 million for $12.4 million, which resulted in an approximate $14.0 million gain on repurchase after considering the charge-off of offering costs from those shares.
- During the fourth quarter of 2008, we also repurchased certain of our outstanding series of unsecured notes maturing in 2009 and 2010 on the open market. We repurchased unsecured notes that had a face value of approximately $38.5 million for approximately $36.5 million, and recognized a gain on extinguishment of these notes of approximately $2.0 million.
- In order to strengthen our liquidity position going forward and to preserve cash for future debt maturities, the board of directors resolved in January 2009 to reduce our annual dividend from $1.94 per share to $1.00 per share. When considering common shares and limited partnership units outstanding as of December 31, 2008, this dividend reduction will generate $145.2 million in additional available cash annually, when compared to an annual dividend of $1.94 per share.

KEY PERFORMANCE INDICATORS

Our operating results depend primarily upon rental income from our industrial, office, healthcare and retail properties ("Rental Operations"). The following discussion highlights the areas of Rental Operations that we consider critical drivers of future revenues. All square footage totals and occupancy percentages reflect both wholly owned and joint venture properties.

OCCUPANCY ANALYSIS: As discussed above, our ability to maintain high occupancy rates is a principal driver of maintaining and increasing rental revenue from continuing operations. The following table sets forth occupancy information regarding our in-service portfolio of rental properties (including rental properties of unconsolidated joint ventures but excluding all in-service Build-for-Sale properties) as of December 31, 2008 and 2007, respectively (in thousands, except percentage data):

	Total Square Feet		Percent of Total Square Feet		Percent Occupied	
Type	**2008**	2007	**2008**	2007	**2008**	2007
Industrial	**91,596**	78,456	**72.1%**	69.8%	**90.0%**	93.0%
Office	**33,843**	32,482	**26.6%**	28.9%	**87.9%**	89.9%
Other	**1,691**	1,414	**1.3%**	1.3%	**91.5%**	92.5%
Total	**127,130**	112,352	**100.0%**	100.0%	**89.5%**	92.1%

The decrease in occupancy at December 31, 2008, as compared to December 31, 2007, is primarily the result of developments which were not fully leased being placed in service during 2008. Certain of these developments were built with the intention to sell shortly after completion but, due to economic conditions, were not sold and are being held as rental properties for the foreseeable future. Our ongoing ability to maintain favorable occupancy levels may be adversely affected by the impact of workforce reductions triggered by the current economic downturn on current and prospective tenants and such a reduction in the level of occupancy may have an adverse impact on revenues from rental operations. There are no significant differences in occupancy between wholly owned properties and properties held by unconsolidated subsidiaries.

LEASE EXPIRATION AND RENEWALS: Our ability to maintain and improve occupancy rates primarily depends upon our continuing ability to re-lease expiring space. The following table reflects our in-service portfolio lease expiration schedule by property type as of December 31, 2008. The table indicates square footage and annualized net effective rents (based on December 2008 rental revenue) under expiring leases (in thousands, except percentage data):

	Total Portfolio			Industrial		Office		Other	
Year of Expiration	Square Feet	Ann. Rent Revenue	% of Revenue	Square Feet	Ann. Rent Revenue	Square Feet	Ann. Rent Revenue	Square Feet	Ann. Rent Revenue
2009	11,842	$ 75,705	10%	8,702	$ 34,063	3,076	$ 40,975	64	$ 667
2010	14,066	95,747	12%	10,222	43,795	3,831	51,765	13	187
2011	16,219	95,831	12%	12,593	47,246	3,556	47,410	70	1,175
2012	12,062	82,274	11%	8,511	33,122	3,503	48,278	48	874
2013	12,748	103,662	13%	7,803	32,167	4,887	70,601	58	894
2014	10,619	65,503	8%	8,179	29,888	2,404	34,993	36	622
2015	8,746	66,137	9%	6,318	25,237	2,427	40,871	1	29
2016	5,058	33,825	4%	3,585	12,285	1,262	19,097	211	2,443
2017	6,424	44,010	6%	4,599	18,145	1,562	22,492	263	3,373
2018	6,850	48,979	6%	5,123	22,542	1,222	18,815	505	7,622
2019 and Thereafter	9,110	66,216	9%	6,811	30,251	2,021	29,849	278	6,116
	113,744	$ 777,889	100%	82,446	$ 328,741	29,751	$ 425,146	1,547	$ 24,002
Total Portfolio Square Feet	127,130			91,596		33,843		1,691	
Percent Occupied	89.5%			90.0%		87.9%		91.5%	

Note: Includes all properties in unconsolidated joint ventures and excludes all Build-for-Sale properties.

We renewed 71.9% and 79.7% of our leases up for renewal totaling approximately 9.2 million and 9.8 million square feet in 2008 and 2007, respectively. We attained 1.80% growth in net effective rents on these renewals during 2008. Excluding the effect of one significant 322,679 square foot early lease renewal in certain of our office properties, our growth in net effective rents for 2008 would have been 4.90%, which is more consistent with our 2007 growth in net effective rent rate upon renewal of 5.81%. Our lease renewal percentages over the past three years have remained relatively consistent at a 70-80% success rate. The effects of current economic conditions upon our base of existing tenants may adversely affect our ability to continue to achieve this renewal rate.

FUTURE DEVELOPMENT: Another source of our earnings growth is our wholly owned and joint venture development activities. We expect to generate future earnings through income upon the sale of these development properties or from Rental Operations income as the development properties are placed in service and leased. Considering the current state of the economy and the risks presented by constraints on our ability to access capital on favorable terms, if at all, we have reduced the level of our wholly owned new development activities pending improvements in the economy and capital markets and are focused on the lease-up of recently completed and under development projects.

We had 4.0 million square feet of property under development with total estimated costs upon completion of $729.2 million at December 31, 2008, compared to 16.6 million square feet of property under development with total estimated costs of $1.2 billion at December 31, 2007. The square footage and estimated costs include both wholly owned and joint venture development activity at 100%.

The following table summarizes our properties under development as of December 31, 2008 (in thousands, except percentage data):

Anticipated In-Service Date	Square Feet	Percent Leased	Total Estimated Project Costs (1)	Total Incurred to Date	Amount Remaining to be Spent	Anticipated Stabilized Return (2)
Held-for-Rental properties:						
1st Quarter 2009	93	100%	$ 16,776	$ 12,749	$ 4,027	10.42%
2nd Quarter 2009	523	0%	23,130	13,307	9,823	8.08%
3rd Quarter 2009	428	57%	96,214	43,460	52,754	8.26%
Thereafter	401	52%	113,660	34,277	79,383	8.24%
	1,445	38%	249,780	103,793	145,987	8.38%
Build-For-Sale properties:						
1st Quarter 2009	112	90%	18,232	14,198	4,034	8.72%
2nd Quarter 2009	655	18%	38,869	28,092	10,777	8.86%
3rd Quarter 2009	951	30%	261,646	147,247	114,399	8.28%
Thereafter	858	95%	160,659	38,786	121,873	7.98%
	2,576	51%	479,406	228,323	251,083	8.24%
Total	4,021	46%	$ 729,186	$ 332,116	$ 397,070	8.29%

(1) Includes total estimated project costs upon completion for wholly owned and joint venture properties, both at 100%.
(2) Anticipated yield upon leasing 95% of the property.

ACQUISITION AND DISPOSITION ACTIVITY: Gross sales proceeds related to the dispositions of wholly owned held-for-rental properties were $79.4 million in 2008, compared to $336.7 million in 2007. Proceeds from 2007 included the disposition of a portfolio of eight office properties in the Cleveland market and a portfolio of twelve industrial properties in the St. Louis market.

Dispositions of wholly owned Build-for-Sale properties resulted in $346.8 million in proceeds in 2008, compared to $256.6 million in 2007. This increase was largely a result of $225.9 million in current year proceeds from seven buildings sold to a 20% owned unconsolidated joint venture with which we have an agreement to sell up to $800.0 million in Build-for-Sale properties over a three-year period.

Our share of proceeds from sales of properties within unconsolidated joint ventures, in which we have less than a 100% interest, totaled $35.1 million in 2008, compared to $25.9 million in 2007.

We intend to continue to identify properties for disposition in order to recycle the proceeds into higher yielding assets and to reduce our debt maturities. We believe that the number of dispositions we execute in 2009 will be impacted by the ability of prospective buyers to obtain favorable financing given the current state of the economy and credit markets in particular.

In 2008, we acquired $60.5 million of income producing properties and $42.7 million of undeveloped land, compared to $117.0 million of income producing properties and $321.3 million of undeveloped land in 2007. In 2007, we also continued our expansion into the healthcare real estate market by completing the acquisition of Bremner Healthcare Real Estate, a national healthcare development and management firm. The initial consideration paid to the sellers totaled $47.1 million and the sellers may be eligible for further contingent payments over the three years following the acquisition date.

RESULTS OF OPERATIONS

A summary of our operating results and property statistics for each of the years in the three-year period ended December 31, 2008, is as follows (in thousands, except number of properties and per share data):

	2008	2007	2006
Rental Operations revenues from Continuing Operations	**$ 894,189**	$ 852,089	$ 805,296
Service Operations revenues from Continuing Operations	**101,898**	99,358	90,125
Earnings from Continuing Rental Operations	**79,565**	126,346	137,262
Earnings from Continuing Service Operations	**61,943**	52,034	53,196
Operating income	**94,924**	169,031	160,555
Net income available for common shareholders	**56,616**	217,692	145,095
Weighted average common shares outstanding	**146,915**	139,255	134,883
Weighted average common shares and potential dilutive securities	**155,041**	149,614	149,393
Basic income per common share:			
Continuing operations	**$ .27**	$ .72	$ .69
Discontinued operations	**$ .12**	$ .84	$ .39
Diluted income per common share:			
Continuing operations	**$ .26**	$ .71	$ .68
Discontinued operations	**$ .12**	$ .84	$ .39
Number of in-service properties at end of year	**729**	692	696
In-service square footage at end of year	**127,130**	112,352	108,852

COMPARISON OF YEAR ENDED DECEMBER 31, 2008 TO YEAR ENDED DECEMBER 31, 2007

RENTAL REVENUE FROM CONTINUING OPERATIONS

Overall, rental revenue from continuing operations increased from $822.7 million in 2007 to $870.4 million in 2008. The following table reconciles rental revenue from continuing operations by reportable segment to our total reported rental revenue from continuing operations for the years ended December 31, 2008 and 2007, respectively (in thousands):

	2008	2007
Office	**$ 568,405**	$ 562,277
Industrial	**250,078**	218,055
Non-reportable segments	**51,889**	42,376
Total	**$ 870,372**	$ 822,708

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- In 2008, we acquired five new properties and placed 36 developments in service. These acquisitions and developments provided incremental revenues of $3.5 million and $20.4 million, respectively.
- Acquisitions and developments that were placed in service in 2007 provided $10.3 million and $37.7 million, respectively, of incremental revenue in 2008.
- We sold eight properties to an unconsolidated joint venture in 2007, resulting in an $11.2 million reduction in revenues for the year ended December 31, 2008, as compared to the same period in 2007. Of these properties, seven were sold in the second quarter of 2007 and one was sold in the fourth quarter of 2007.
- Rental revenue from continuing operations includes lease termination fees. Lease termination fees relate to specific tenants who pay a fee to terminate their lease obligations before the end of the contractual lease term. Lease termination fees decreased from $24.2 million in 2007 to $9.4 million in 2008.

EQUITY IN EARNINGS OF UNCONSOLIDATED COMPANIES

Equity in earnings represents our ownership share of net income from investments in unconsolidated companies. These unconsolidated companies generally own and operate rental properties and develop properties. Equity in earnings decreased from $29.4 million in 2007 to $23.8 million in 2008 largely as the result of our $7.0 million share of additional depreciation expense recognized when two properties owned by unconsolidated companies were removed from held-for-sale classification. The additional depreciation expense was partially offset by an increase in gain on building sales in 2008 compared to 2007. During 2007, our joint ventures sold ten non-strategic buildings, with our share of the net gain recognized through equity in earnings totaling $8.0 million, compared to five joint venture building sales in 2008, with $10.1 million recorded to equity in earnings for our share of the net gains.

RENTAL EXPENSES AND REAL ESTATE TAXES

The following table reconciles rental expenses and real estate taxes by reportable segment to our total reported amounts in the statements of operations for the years ended December 31, 2008 and 2007, respectively (in thousands):

	2008	2007
Rental Expenses:		
Office	**$ 156,184**	$ 148,493
Industrial	**27,703**	23,819
Non-reportable segments	**12,728**	8,435
Total	**$ 196,615**	$ 180,747
Real Estate Taxes:		
Office	**$ 71,128**	$ 65,810
Industrial	**30,580**	27,409
Non-reportable segments	**9,874**	7,033
Total	**$ 111,582**	$ 100,252

Of the overall $15.9 million increase in rental expenses in 2008 compared to 2007, $11.5 million was attributable to properties acquired and developments placed in service from January 1, 2007 through December 31, 2008. This increase was partially offset by a reduction in rental expenses of $2.0 million resulting from the sale of eight properties to an unconsolidated joint venture in 2007. Increases in utility costs and snow removal in our existing base of properties also contributed to the increase in rental expenses.

Of the overall $11.3 million increase in real estate taxes in 2008 compared to 2007, $7.0 million was attributable to properties acquired and developments placed in service from January 1, 2007 through December 31, 2008. The remaining increase in real estate taxes was driven by increases in taxes on our existing properties.

INTEREST EXPENSE

Interest expense from continuing operations increased from $172.0 million in 2007 to $195.1 million in 2008. The increase is primarily the result of interest costs related to development projects that were placed in service in late 2007 and 2008 where the costs to finance these projects were capitalized during construction. Overall, our weighted average interest rates remained fairly consistent from 2007 to 2008, as the weighted average interest rate on our unsecured notes increased from 5.73% to 5.93%, while we experienced lower interest rates throughout 2008 on our LIBOR-based unsecured lines of credit.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization increased from $272.8 million in 2007 to $311.3 million in 2008 due to increases in our held-for-rental asset base from acquisitions and developments placed in service during 2007 and 2008 as well as the result of recording additional depreciation expense in the amount of $13.2 million for properties removed from held-for-sale classification in 2008.

SERVICE OPERATIONS

Service Operations primarily consist of sales of Build-for-Sale properties and the leasing, management, construction and development services for joint venture properties and properties owned by third parties. These operations are heavily influenced by the current state of the economy, as leasing and management fees are dependent upon occupancy while construction and development services rely on the expansion of business operations of third-party property owners. Earnings from Service Operations increased from $52.0 million in 2007 to $61.9 million in 2008. The increase in earnings from Service Operations was primarily the result of a $4.4 million increase in pre-tax gains on dispositions of Build-for-Sale properties and lower income tax expense in our taxable REIT subsidiary.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense increased from $37.7 million in 2007 to $39.5 million in 2008. General and administrative expenses consist of two components. The first component is direct expenses that are not attributable to specific assets such as legal fees, audit fees, marketing costs, investor relations expenses and other corporate overhead. The second component is the unallocated indirect costs determined to be unrelated to the operation of our owned properties and Service Operations. Those indirect costs not allocated to these operations are charged to general and administrative expenses. The increase in general and administrative expenses was largely driven by a $10.9 million decrease in overhead costs allocated to leasing and construction activity based on decreased volume in these areas. Offsetting the decreased allocation of general and administrative expenses to operating activities was a $9.1 million decrease in total overhead costs in 2008 as we focused on overhead reduction opportunities.

IMPAIRMENT CHARGES AND OTHER EXPENSES

Impairment charges and other expenses consist of impairment charges recognized on our long-lived assets as well as the write-off of previously capitalized costs of potential projects that we determined are no longer likely to be pursued. The increase from $5.7 million in 2007 to $19.7 million in 2008 was largely the result of a re-assessment of our intended use of some of our land holdings, as well as the negative effect of the overall economy on real estate values in certain of our markets. We recognized non-cash impairment charges in 2008 on seven of our tracts of undeveloped land totaling $8.6 million. Additionally, as the result of the economy's negative effect on real estate selling prices, we recognized $2.8 million of impairment charges on two of our Build-for-Sale properties that were under construction at December 31, 2008, as they were expected to sell in 2009. The fair values of these assets were calculated either by discounting estimated future cash flows and sales proceeds or were based on comparable transactions.

The remaining $8.3 million and $5.7 million of activity in 2008 and 2007, respectively, primarily pertained to costs previously capitalized for potential projects that we later determined would not be pursued.

DISCONTINUED OPERATIONS

The results of operations for properties sold during the year to unrelated parties or classified as held-for-sale at the end of the period are required to be classified as discontinued operations. The property specific components of earnings that are classified as discontinued operations include rental revenues, rental expenses, real estate taxes, allocated interest expense, depreciation expense and minority interest, as well as the net gain or loss on the disposition of properties.

The operations of 61 buildings are currently classified as discontinued operations. These 61 properties consist of 35 industrial and 26 office properties. As a result, we classified net income from operations, net of minority interest, of $1.6 million, $4.1 million and $10.7 million in discontinued operations for the years ended December 31, 2008, 2007 and 2006, respectively.

Of these properties, eight were sold during 2008, 32 properties were sold during 2007 and 21 properties were sold during 2006. The gains on disposal of these properties, net of minority interest, of $16.1 million, $113.6 million and $42.1 million for the years ended December 31, 2008, 2007 and 2006, respectively, are also reported in discontinued operations.

COMPARISON OF YEAR ENDED DECEMBER 31, 2007 TO YEAR ENDED DECEMBER 31, 2006

RENTAL REVENUE FROM CONTINUING OPERATIONS

Overall, rental revenue from continuing operations increased from $767.3 million in 2006 to $822.7 million in 2007. The following table reconciles rental revenue from continuing operations by reportable segment to our total reported rental revenue from continuing operations for the years ended December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Office	**$ 562,277**	$ 547,370
Industrial	**218,055**	193,675
Non-reportable segments	**42,376**	26,247
Total	**$ 822,708**	$ 767,292

The primary reasons for the increase in rental revenue from continuing operations, with specific references to a particular segment when applicable, are summarized below:

- In 2007, we acquired six new properties and placed 38 development projects in service. These acquisitions and developments provided incremental revenues of $2.9 million and $16.6 million, respectively.

- Acquisitions and developments that were placed in service in 2006 provided $12.4 million and $25.1 million, respectively, of incremental revenue in 2007.

- We acquired an additional 31 properties in 2006 and later sold them to an unconsolidated joint venture, resulting in a $40.2 million reduction in revenues for the year ended December 31, 2007, as compared to the same period in 2006. Of these properties, 23 were sold in the fourth quarter of 2006, seven were sold in the second quarter of 2007 and one was sold in the fourth quarter of 2007.

- Rental revenue includes lease termination fees. Lease termination fees relate to specific tenants who pay a fee to terminate their lease obligations before the end of the contractual lease term. Lease termination fees increased from $16.1 million in 2006 to $24.2 million in 2007.

- The remaining increase in rental revenues is primarily the result of an $18.2 million increase in revenues from reimbursable rental expenses. This increase is largely offset by a corresponding increase in overall rental expenses.

EQUITY IN EARNINGS OF UNCONSOLIDATED COMPANIES

Equity in earnings represents our ownership share of net income from investments in unconsolidated companies. These joint ventures generally own and operate rental properties and develop properties. These earnings decreased from $38.0 million in 2006 to $29.4 million in 2007. During 2006, our joint ventures sold 22 non-strategic buildings, with our share of the net gain recorded through equity in earnings totaling $18.8 million, compared to ten joint venture building sales in 2007, with $8.0 million recorded to equity in earnings for our share of net gains.

RENTAL EXPENSES AND REAL ESTATE TAXES

The following table reconciles rental expenses and real estate taxes by reportable segment to our total reported amounts in the statements of operations for the years ended December 31, 2007 and 2006, respectively (in thousands):

	2007	2006
Rental Expenses:		
Office	**$148,493**	$ 147,387
Industrial	**23,819**	21,890
Non-reportable segments	**8,435**	3,519
Total	**$ 180,747**	$ 172,796
Real Estate Taxes:		
Office	**$ 65,810**	$ 58,056
Industrial	**27,409**	21,663
Non-reportable segments	**7,033**	6,015
Total	**$100,252**	$ 85,734

Our rental expenses increased by $8.0 million in 2007 compared to 2006. A $9.9 million increase in rental expenses attributable to properties acquired and developments placed in service from January 1, 2006 through December 31, 2007 was largely offset by a reduction in rental expenses of $7.6 million resulting from the contribution of 31 properties to an unconsolidated joint venture in 2006 and 2007. Inclement weather conditions in the first quarter of 2007, an increase in utility rates and volume in the third quarter of 2007 due to unseasonably high temperatures and normal inflationary factors triggered the remaining increase in rental expenses.

Of the overall $14.5 million increase in real estate taxes in 2007 compared to 2006, $7.7 million was attributable to properties acquired and developments placed in service from January 1, 2006 through December 31, 2007. The remaining increase in real estate taxes was driven by increases in taxes on our existing properties.

INTEREST EXPENSE

Interest expense from continuing operations remained fairly consistent from 2006 to 2007 at $172.7 million in 2006, compared to $172.0 million in 2007. While we maintained higher outstanding borrowings in 2007 compared to 2006, these higher borrowings were used to fund our increase in development activities and thus, the increased interest costs from these borrowings were capitalized into project costs rather than expensed.

DEPRECIATION AND AMORTIZATION EXPENSE

Depreciation and amortization increased from $236.8 million in 2006 to $272.8 million in 2007 due to increases in our held-for-rental asset base from acquisitions and developments placed in service during 2006 and 2007.

SERVICE OPERATIONS

Earnings from Service Operations decreased slightly from $53.2 million in 2006 to $52.0 million in 2007. During 2007, we generated pre-tax gains of $34.7 million from the sale of 15 Build-for-Sale properties compared to $44.6 million from the sale of nine such properties in 2006. Partially offsetting this decrease was a $2.9 million reduction in income taxes on these gains on sale, with the net effect of decreased gains on sale in 2007 resulting in a $7.0 million decrease in earnings from Service Operations. Increased net general contractor revenues drove a $9.7 million increase in earnings from Service Operations from 2006 as the result of increased volume and margins and favorable settlement of previously existing warranty reserves.

GENERAL AND ADMINISTRATIVE EXPENSE

General and administrative expense increased from $35.8 million in 2006 to $37.7 million in 2007. There was a $31.7 million increase in total overhead costs in 2007 as the result of our overall growth. The majority of this increase in the total overhead costs was a result of increased rental and service operations activity and thus, was allocated to rental operations, construction, development and leasing. Approximately $1.5 million of the increase in total overhead costs was not allocated to operations, which was the primary reason for the overall $1.9 million increase to general and administrative expense.

CRITICAL ACCOUNTING POLICIES

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Our estimates, judgments and assumptions are inherently subjective and based on the existing business and market conditions, and are therefore continually evaluated based upon available information and experience. Note 2 to the Consolidated Financial Statements includes further discussion of our significant accounting policies. Our management has assessed the accounting policies used in the preparation of our financial statements and discussed them with our Audit Committee and independent auditors. The following accounting policies are considered critical based upon materiality to the financial statements, degree of judgment involved in estimating reported amounts and sensitivity to changes in industry and economic conditions:

Accounting for Joint Ventures: We analyze our investments in joint ventures under Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, to determine if the joint venture is considered a variable interest entity and would require consolidation. To the extent that our joint ventures do not qualify as variable interest entities, we further assess under the guidelines of Emerging Issues Task Force ("EITF") Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"); Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures* ("SOP 78-9"); Accounting Research Bulletin No. 51, *Consolidated Financial Statements*; and Statement of Financial Accounting Standard ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, to determine if the venture should be consolidated. We have equity interests generally ranging from 10% to 50% in unconsolidated joint ventures that develop, own and operate rental properties and hold land for development. To the extent applicable, we consolidate those joint ventures that are considered to be variable interest entities where we are the primary beneficiary. For non-variable interest entities, we consolidate those joint ventures that we control through majority ownership interests or where we are the managing entity and our partner does not have substantive participating rights. Control is further demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the joint venture without the consent of the limited partner and inability of the limited partner to replace the general partner. We use the equity method of accounting for those joint ventures where we do not have control over operating and financial policies. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in net income of the joint venture. In accordance with the provisions of SOP 78-9 and SFAS No. 66, *Accounting for Sales of Real Estate*, we recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

Cost Capitalization: Direct and certain indirect costs, including interest, clearly associated with and incremental to the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property.

We capitalize interest and direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. We believe the completion of the building shell is the proper basis for determining substantial completion and that this basis is the most widely accepted standard in the real estate industry. The interest rate used to capitalize interest is based upon our average borrowing rate on existing debt.

We also capitalize direct and indirect costs, including interest costs, on vacant space during extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized. We cease capitalization of all project costs on extended lease-up periods after the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized.

In assessing the amount of indirect costs to be capitalized, we first allocate payroll costs, on a department-by-department basis, among activities for which capitalization is warranted (i.e., construction, development and leasing) and those for which capitalization is not warranted (i.e., property management, maintenance, acquisitions and dispositions and general corporate functions). To the extent the employees of a department split their time between capitalizable and non-capitalizable activities, the allocations are made based on estimates of the actual amount of time spent in each activity. Once the payroll costs are allocated, the non-payroll costs of each department are allocated among the capitalizable and non-capitalizable activities in the same proportion as payroll costs.

To ensure that an appropriate amount of costs are capitalized, the amount of capitalized costs that are allocated to a specific project are limited to amounts using standards we developed. These standards consist of a percentage of the total development costs of a project and a percentage of the total gross lease amount payable under a specific lease. These standards are derived after considering the amounts that would be allocated if the personnel in the departments were working at full capacity. The use of these standards ensures that overhead costs attributable to downtime or to unsuccessful projects or leasing activities are not capitalized.

Impairment of Real Estate Assets: We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value. The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions.

Real estate assets that are classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell.

Acquisition of Real Estate Property and Related Assets: In accordance with SFAS 141, *Business Combinations*, we allocate the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values.

The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. The purchase price of real estate assets is also allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships.

- The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using an interest rate which reflects the risks associated with the lease) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using current fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.
- The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values, based upon management's assessment of their respective values. These intangible assets are included in deferred leasing and other costs in the balance sheet and are amortized over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

Valuation of Receivables: We are subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, we perform in-house credit reviews and analyses on major existing tenants and all significant prospective tenants before leases are executed. We have established the following procedures and policies to evaluate the collectibility of outstanding receivables and record allowances:

- We maintain a tenant "watch list" containing a list of significant tenants for which the payment of receivables and future rent may be at risk. Various factors such as late rent payments, lease or debt instrument defaults, and indications of a deteriorating financial position are considered when determining whether to include a tenant on the watch list.
- As a matter of policy, we reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days.
- Straight-line rent receivables for any tenant on the watch list or any other tenant identified as a potential long-term risk, regardless of the status of rent receivables, are reviewed and reserved as necessary.

Construction Contracts: We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded on the basis of our estimates of the overall profit and percentage of completion of individual contracts. A portion of the estimated profits is accrued based upon our estimates of the percentage of completion of the construction contract. Cumulative revenues recognized may be less or greater than cumulative costs and profits billed at any point in time during a contract's term. This revenue recognition method involves inherent risks relating to profit and cost estimates with those risks reduced through approval and monitoring processes.

With regard to critical accounting policies, management has discussed the following with the Audit Committee:

- Criteria for identifying and selecting our critical accounting policies;
- Methodology in applying our critical accounting policies; and
- Impact of the critical accounting policies on our financial statements.

The Audit Committee has reviewed the critical accounting policies identified by management.

LIQUIDITY AND CAPITAL RESOURCES

SOURCES OF LIQUIDITY

We expect to meet our short-term liquidity requirements over the next twelve months, including payments of dividends and distributions, as well as recurring capital expenditures relating to maintaining our current real estate assets, primarily through working capital and net cash provided by operating activities.

We expect to meet long-term liquidity requirements, such as scheduled mortgage and unsecured debt maturities, property acquisitions, financing of development activities and other non-recurring capital improvements, primarily from the following sources:

- Undistributed cash provided by operating activities;
- Issuance of additional equity, including common and preferred shares;
- Issuance of additional debt securities, including secured debt;
- Proceeds received from real estate dispositions; and
- Transactions with unconsolidated entities.

Due to the current disruption in the U.S. economy, we are constantly monitoring the state of the capital markets and actively managing our capital needs, such as development expenditures and commitments. We will continue to utilize the Duke Realty Limited Partnership ("DRLP") $1.3 billion unsecured revolving line of credit to complete development projects currently under construction. We have virtually halted all new development activity and are focused on the completion and lease-up of under construction and recently completed projects. In January 2009, we announced a reduction in our annual dividend from $1.94 per share to $1.00 per share, which will result in approximately $145.2 million of additional undistributed cash on an annual basis. We anticipate using multiple sources of capital, including issuances of secured debt in the near future, to meet our long-term capital needs.

RENTAL OPERATIONS

We believe our primary source of liquidity, cash flows from rental operations, provides a stable source of cash to fund operational expenses. We believe that this cash-based revenue stream is substantially aligned with revenue recognition (except for periodic straight-line rental income accruals and amortization of above or below market rents) as cash receipts from the leasing of rental properties are generally received in advance of or in a short time following the actual revenue recognition.

We are subject to a number of risks as a result of the current economic downturn, including reduced occupancy, tenant defaults and bankruptcies, and potential reduction in rental rates upon renewal or re-letting of properties, each of which would result in reduced cash flow from operations. These risks may be heightened as a result of the current economic conditions. However, we believe that these risks may be mitigated by our relatively strong market presence in most of our markets and the fact that we perform in-house credit reviews and analyses on major tenants and all significant leases before they are executed.

DEBT AND EQUITY SECURITIES

Our unsecured lines of credit as of December 31, 2008 are described as follows (in thousands):

Description	Borrowing Capacity	Maturity Date	Outstanding Balance at December 31, 2008
Unsecured Line of Credit – DRLP	$ 1,300,000	January 2010	$ 474,000
Unsecured Line of Credit – Consolidated Subsidiary	$ 30,000	July 2011	$ 9,659

We use the DRLP unsecured line of credit to fund development activities, acquire additional rental properties and provide working capital. This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line, at rates that may be lower than the stated interest rate, subject to certain restrictions. The stated rate on the amounts outstanding on the DRLP unsecured line of credit as of December 31, 2008 was LIBOR plus .525% (ranging from 1.005% to 2.355% as of December 31, 2008). We may, at our sole discretion, exercise an option to extend the maturity date to January 2011. This line of credit also contains financial covenants that require us to meet financial ratios and defined levels of performance, including those related to fixed charge, variable rate indebtedness, consolidated net worth and debt-to-net asset value. As of December 31, 2008, we were in compliance with all covenants under this line of credit.

Due to the current volatile state of the credit markets, the borrowing cost of future secured or unsecured debt issuances may be higher, for the foreseeable future, than what has been historically available. We anticipate that additional issuances, in the near term, will be in the form of secured debt offerings.

In February 2008, we issued $300.0 million of 8.375% Series O cumulative redeemable preferred shares.

In May 2008, we issued $325.0 million of 6.25% senior unsecured notes due in May 2013. After taking into account the effect of forward starting swaps, which were designated as cash flow hedges for this offering, the notes had an effective interest rate of 7.36%.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants, as well as applicable covenants under our unsecured line of credit, as of December 31, 2008.

At December 31, 2008, we had on file with the SEC an automatic shelf registration statement on Form S-3, relating to the offer and sale, from time to time, of an indeterminate amount of DRLP's debt securities (including guarantees thereof) and the Company's common shares, preferred shares, depository shares, warrants, stock purchase contracts and units comprised of one or more of these securities. From time to time, we expect to issue additional securities under this automatic shelf registration statement to fund the repayment of the credit facility and other long-term debt upon maturity.

SALE OF REAL ESTATE ASSETS

We utilize sales of real estate assets as an additional source of liquidity. We pursue opportunities to sell real estate assets at favorable prices to capture value created by us as well as to improve the overall quality of our portfolio by recycling sale proceeds into new properties with greater value creation opportunities.

In 2008, our capital recycling program was significantly reduced due to the current state of the economy and the credit markets and it is likely that this trend will continue in 2009.

TRANSACTIONS WITH UNCONSOLIDATED ENTITIES

Transactions with unconsolidated partnerships and joint ventures also provide a source of liquidity. From time to time we will sell properties to an unconsolidated entity, while retaining a continuing interest in that entity, and receive proceeds commensurate to the interest that we do not own. Additionally, unconsolidated entities will from time to time obtain debt financing and will distribute to us, and our partners, all or a portion of the proceeds.

In May 2008, we entered into an unconsolidated joint venture that will acquire up to $800.0 million of our newly developed build-to-suit projects over a three-year period. Properties will be sold to the joint venture upon completion, lease commencement and satisfaction of other customary conditions. We will retain a 20% equity interest in the joint venture. As of December 31, 2008, the joint venture has acquired seven properties from us and we received year-to-date net sale proceeds and financing distributions of approximately $251.6 million.

In January 2008, we sold a tract of land to an unconsolidated joint venture in which we hold a 50% equity interest and received a distribution, commensurate to our partner's 50% ownership interest, of approximately $38.3 million. In November 2008, that unconsolidated joint venture entered a loan agreement with a consortium of banks and distributed a portion of the loan proceeds to us and our partner, with our share of the distribution totaling $20.4 million.

USES OF LIQUIDITY

Our principal uses of liquidity include the following:

- Property investment;
- Recurring leasing/capital costs;
- Dividends and distributions to shareholders and unitholders;
- Long-term debt maturities;
- Opportunistic repurchases of outstanding debt; and
- Other contractual obligations.

PROPERTY INVESTMENT

We evaluate development and acquisition opportunities based upon market outlook, supply and long-term growth potential. Our ability to make future property investments is dependent upon our continued access to our longer-term sources of liquidity including the issuances of debt or equity securities as well as disposing of selected properties. In light of current economic conditions, management continues to evaluate our investment priorities and we are limiting new development expenditures.

RECURRING EXPENDITURES

One of our principal uses of our liquidity is to fund the recurring leasing/capital expenditures of our real estate investments. The following is a summary of our recurring capital expenditures for the years ended December 31, 2008, 2007 and 2006, respectively (in thousands):

	2008	2007	2006
Recurring tenant improvements	**$ 36,885**	$ 45,296	$ 41,895
Recurring leasing costs	**28,205**	32,238	32,983
Building improvements	**9,724**	8,402	8,122
Totals	**$ 74,814**	$ 85,936	$ 83,000

DIVIDENDS AND DISTRIBUTIONS

In order to qualify as a REIT for federal income tax purposes, we must currently distribute at least 90% of our taxable income to shareholders. Because depreciation is a non-cash expense, cash flow will typically be greater than operating income. We paid dividends per share of $1.93, $1.91 and $1.89 for the years ended December 31, 2008, 2007 and 2006, respectively. We expect to continue to distribute taxable earnings to meet the requirements to maintain our REIT status. However, distributions are declared at the discretion of our board of directors and are subject to actual cash available for distribution, our financial condition, capital requirements and such other factors as our board of directors deems relevant. In January 2009, our board of directors resolved to decrease our annual dividend from $1.94 per share to $1.00 per share in order to retain additional cash to help meet our capital needs. We anticipate retaining additional cash of approximately $145.2 million per year, when compared to an annual dividend of $1.94 per share, as the result of this action.

At December 31, 2008 we had six series of preferred shares outstanding. The annual dividend rates on our preferred shares range between 6.5% and 8.375% and are paid in arrears quarterly.

DEBT MATURITIES

Debt outstanding at December 31, 2008 totaled $4.3 billion with a weighted average interest rate of 5.43% maturing at various dates through 2028. We had $3.3 billion of unsecured debt, $483.7 million outstanding on our unsecured lines of credit and $507.4 million of secured debt outstanding at December 31, 2008. Scheduled principal amortization and maturities of such debt totaled $319.1 million for the year ended December 31, 2008.

The following is a summary of the scheduled future amortization and maturities of our indebtedness at December 31, 2008 (in thousands, except percentage data):

	Future Repayments			Weighted Average
Year	**Scheduled Amortization**	**Maturities (1)**	**Total**	**Interest Rate of Future Repayments**
2009	$ 10,957	$ 246,740	$ 257,697	7.31%
2010	10,717	638,728	649,445	2.45%
2011	10,823	1,042,798	1,053,621	5.09%
2012	8,906	201,216	210,122	5.89%
2013	8,889	475,000	483,889	6.49%
2014	9,109	272,112	281,221	6.44%
2015	7,700	-	7,700	6.08%
2016	6,822	490,900	497,722	6.16%
2017	5,242	469,324	474,566	5.94%
2018	3,304	300,000	303,304	6.08%
2019	3,062	-	3,062	5.85%
Thereafter	24,439	50,000	74,439	6.84%
	$ 109,970	$4,186,818	$4,296,788	5.43%

(1)The balance outstanding on the DRLP unsecured line of credit is included in debt maturities for 2010. This line of credit may be extended to 2011 at our option.

We anticipate generating capital to fund our debt maturities by using undistributed cash generated from rental operations, which will increase as the result of reducing our annual dividends and development expenditures, as well as through raising additional capital which, in the near term, is expected to occur mainly through the issuance of secured debt and through asset dispositions.

OPPORTUNISTIC REPURCHASES OF OUTSTANDING DEBT

We intend to repurchase, when favorable pricing is available, outstanding unsecured debt maturing over the next three years.

HISTORICAL CASH FLOWS

Cash and cash equivalents were $22.5 million and $48.0 million at December 31, 2008 and 2007, respectively. The following highlights significant changes in net cash associated with our operating, investing and financing activities (in millions):

	Years Ended December 31,		
	2008	2007	2006
Net Cash Provided by Operating Activities	**$ 642.8**	$ 323.9	$ 272.9
Net Cash Provided by (Used for) Investing Activities	**(522.6)**	(434.8)	(1,234.1)
Net Cash Provided by (Used for) Financing Activities	**(145.7)**	90.4	1,002.9

OPERATING ACTIVITIES

Cash flows from operating activities provide the cash necessary to meet normal operational requirements of our Rental Operations and Service Operations activities. The receipt of rental income from Rental Operations continues to provide the primary source of our revenues and operating cash flows. In addition, we develop buildings with the intent to sell them at or soon after completion, which provides another significant source of operating cash flow activity. Highlights of such activity are as follows:

- During the year ended December 31, 2008, we incurred Build-for-Sale property development costs of $216.1 million, compared to $281.1 million and $281.7 million for the years ended December 31, 2007 and 2006, respectively. The decrease is a result of lower activity in our Build-for-Sale business. Build-for-Sale projects under construction as of December 31, 2008 had anticipated total costs upon completion of $220.6 million, of which $138.5 million has not yet been incurred as of December 31, 2008.
- We sold 14 Build-for-Sale properties in 2008 compared to 15 in 2007 and nine in 2006, receiving net proceeds of $343.0 million, $232.6 million and $181.8 million, respectively. We recognized pre-tax gains of $39.1 million, $34.7 million and $49.0 million on these sales for the years ended December 31, 2008, 2007 and 2006, respectively.
- Net cash flows from third party construction contracts increased by $151.7 million from 2007. The increase was largely driven by $105.1 million in cash proceeds from the 2008 sale of a parcel of land to the U.S. Department of the Army in conjunction with the BRAC Construction Contract.

INVESTING ACTIVITIES

Investing activities are one of the primary uses of our liquidity. Development and acquisition activities typically generate additional rental revenues and provide cash flows for operational requirements. Highlights of significant cash sources and uses are as follows:

- Sales of land and depreciated property provided $116.6 million in net proceeds in 2008, compared to $480.9 million in 2007 and $180.8 million in 2006. We sold portfolios of eight suburban office properties in our Cleveland market and twelve industrial properties in our St. Louis market during 2007, which together provided $203.5 million of the net proceeds received in 2007.
- We received capital distributions (as a result of the sale of properties or refinancing) from unconsolidated subsidiaries of $95.4 million in 2008, compared to $235.8 million in 2007 and $296.6 million in 2006.
- Development expenditures for our held-for-rental portfolio totaled $436.3 million for the year ended December 31, 2008, compared to $451.2 million and $385.5 million for the years ended December 31, 2007 and 2006, respectively.
- During 2008, we paid cash of $20.1 million for real estate acquisitions, compared to $117.4 million in 2007 and $735.3 million in 2006. In addition, we paid cash of $40.9 million for undeveloped land in 2008, compared to $317.3 million in 2007 and $435.9 million in 2006. The cash paid for real estate acquisitions in 2007 included both $36.1 million for the Bremner acquisition (with the remaining $11.0 million paid through the issuance of Units in Duke Realty Limited Partnership) and $55.4 million for a portfolio of industrial properties located in Seattle, Virginia and Houston. The most significant activity in 2006 consisted of the purchase of a portfolio of suburban office and light industrial properties and undeveloped land in the Washington, D.C. area for $867.6 million (of which $713.5 million was paid in cash) and the purchase of a portfolio of industrial properties in Savannah, Georgia for $196.2 million (of which $125.9 million was paid in cash).

FINANCING ACTIVITIES

The following items highlight significant capital transactions:

- In January 2008, we repaid $125.0 million of senior unsecured notes with an effective interest rate of 3.36% on their scheduled maturity date.
- In February 2008, we received net proceeds of approximately $290.0 million from the issuance of our 8.375% Series O Cumulative redeemable preferred shares; we issued no preferred shares in 2007.
- We decreased net borrowings on DRLP's $1.3 billion line of credit by $69.0 million for the year ended December 31, 2008, compared to an increase of $226.0 million for the same period in 2007.
- In March 2008, we settled three forward-starting swaps and made a cash payment of $14.6 million to the counterparties.
- In May 2008, we repaid $100.0 million of senior unsecured notes with an effective interest rate of 6.76% on their scheduled maturity date.
- In May 2008, we issued $325.0 million of 6.25% senior unsecured notes due in May 2013. After including the effect of forward starting interest rate swaps, the effective interest rate is 7.36%.
- During the fourth quarter of 2008, we opportunistically repurchased preferred shares from all outstanding series in the open market in order to take advantage of the significant discounts at which they were trading. In total, we repurchased preferred shares having a redemption value of approximately $27.4 million for $12.4 million, which resulted in an approximate $14.0 million gain on repurchase after considering the charge-off of offering costs from those shares.
- During the fourth quarter of 2008, we also repurchased certain of our outstanding series of unsecured notes maturing in 2009 and 2010 on the open market. We repurchased unsecured notes that had a face value of approximately $38.5 million, for approximately $36.5 million, and recognized a gain on extinguishment of these notes of approximately $2.0 million.

CREDIT RATINGS

We are currently assigned investment grade corporate credit ratings on our senior unsecured notes from Moody's Investors Service and Standard and Poor's Ratings Group. Our senior unsecured notes have been assigned ratings of BBB and Baa2 by Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

Our preferred shares carry ratings of BB+ and Baa3 from Standard and Poor's Ratings Group and Moody's Investors Service, respectively.

The ratings of our senior unsecured notes and preferred shares could change based upon, among other things, the impact that prevailing economic conditions may have on our results of operations and financial condition.

FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In order to reduce the volatility relating to interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

OFF BALANCE SHEET ARRANGEMENTS

INVESTMENTS IN UNCONSOLIDATED COMPANIES

We have equity interests generally ranging from 10% to 50% in unconsolidated partnerships and joint ventures that own and operate rental properties and hold land for development. Our unconsolidated subsidiaries are primarily engaged in the operations and development of industrial, office and healthcare real estate properties. We hold interests both in joint ventures that operate real estate for long-term investment and rental income ("Operating Joint Ventures") as well as joint ventures that develop properties with the intent to sell within a relatively short period of time after completion and lease-up ("Development Joint Ventures"). The equity method of accounting (see Critical Accounting Policies) is used for these investments in which we have the ability to exercise significant influence, but not control, over operating and financial policies. As a result, the assets and liabilities of these joint ventures are not included on our balance sheet. Total assets of our unconsolidated subsidiaries were $2.6 billion and $2.2 billion as of December 31, 2008 and 2007, respectively.

Our investments in and advances to unconsolidated companies represents approximately 9% and 8% of our total assets as of December 31, 2008 and 2007, respectively. These investments provide several benefits to us, including increased market share, tenant and property diversification and an additional source of capital to fund real estate projects.

The following table presents summarized financial information for unconsolidated companies for the years ended December 31, 2008 and 2007, respectively (in thousands, except percentage data):

	Operating Joint Ventures		**Development Joint Ventures**		**Total**	
	2008	2007	**2008**	2007	**2008**	2007
Land, buildings and tenant improvements, net	**$ 1,802,999**	$ 1,543,467	**$ 215,385**	$ 227,875	**$ 2,018,384**	$ 1,771,342
Construction in progress	**44,071**	41,157	**148,082**	64,639	**192,153**	105,796
Undeveloped land	**24,739**	27,558	**154,285**	86,695	**179,024**	114,253
Other assets	**191,149**	158,978	**47,897**	35,638	**239,046**	194,616
	$ 2,062,958	$ 1,771,160	**$ 565,649**	$ 414,847	**$ 2,628,607**	$ 2,186,007
Indebtedness	**$ 1,029,815**	$ 873,611	**$ 195,947**	$ 115,509	**$ 1,225,762**	989,120
Other liabilities	**56,632**	50,347	**191,461**	174,121	**248,093**	224,468
	1,086,447	923,958	**387,408**	289,630	**1,473,855**	1,213,588
Owners' equity	**976,511**	847,202	**178,241**	125,217	**1,154,752**	972,419
	$ 2,062,958	$ 1,771,160	**$ 565,649**	$ 414,847	**$ 2,628,607**	$ 2,186,007
Rental revenue	**$ 230,733**	$ 207,584	**$ 19,579**	$ 8,271	**$ 250,312**	$ 215,855
Gain on sale of properties	**$ 982**	$ 13,688	**$ 23,432**	$ -	**$ 24,414**	$ 13,688
Net income	**$ 22,123**	$ 40,099	**$ 18,314**	$ 1,626	**$ 40,437**	$ 41,725
Total square feet	**39,854**	34,046	**3,236**	4,491	**43,090**	38,537
Percent leased	**91.19%**	92.67%	**33.05%**	73.28%	**86.66%**	90,34%
Company ownership percentage	**10%-50%**	10%-50%	**50%**	50%		

We do not have any relationships with unconsolidated entities or financial partnerships ("special purpose entities") that have been established solely for the purpose of facilitating off-balance sheet arrangements.

CONTRACTUAL OBLIGATIONS

At December 31, 2008, we were subject to certain contractual payment obligations as described in the table below:

Contractual Obligations	Payments Due by Period (in thousands)						
	Total	2009	2010	2011	2012	2013	Thereafter
Long-term debt (1)	$ 5,000,789	$ 470,077	$ 369,059	$ 1,225,524	$ 347,894	$ 595,845	$ 1,992,390
Lines of credit (2)	491,374	7,053	474,589	9,732	-	-	-
Share of debt of unconsolidated joint ventures (3)	560,508	49,490	168,849	72,155	56,714	40,607	172,693
Ground leases	17,291	1,952	1,933	1,837	1,798	1,764	8,007
Operating leases	435	321	62	41	11	-	-
Development and construction backlog costs (4)	1,096,004	587,265	405,413	103,326	-	-	-
Future land acquisitions (5)	7,950	7,950	-	-	-	-	-
Other (6)	2,979	1,137	482	248	252	258	602
Total Contractual Obligations	**$ 7,177,330**	**$ 1,125,245**	**$ 1,420,387**	**$ 1,412,863**	**$ 406,669**	**$ 638,474**	**$ 2,173,692**

(1) Our long-term debt consists of both secured and unsecured debt and includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2008.

(2) Our unsecured lines of credit consist of an operating line of credit that matures January 2010 and the line of credit of a consolidated subsidiary that matures July 2011. We may, at our option, extend the term of our operating line of credit by one year. Interest expense for our unsecured lines of credit was calculated using the most recent stated interest rates that were in effect.

(3) Our share of unconsolidated joint venture debt includes both principal and interest. Interest expense for variable rate debt was calculated using the interest rate at December 31, 2008.

(4) Represents estimated remaining costs on the completion of held-for-rental, Build-for-Sale and third-party construction projects.

(5) These land acquisitions are subject to the completion of due diligence requirements, resolution of certain contingencies and completion of customary closing conditions. In most cases, we may withdraw from land purchase contracts and the seller's only recourse is earnest money deposits that we have already paid.

(6) Represents other contractual obligations.

RELATED PARTY TRANSACTIONS

We provide property management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. For the years ended December 31, 2008, 2007 and 2006, respectively, we earned management fees of $7.8 million, $7.1 million and $4.4 million, leasing fees of $2.8 million, $4.2 million and $2.9 million and construction and development fees of $12.7 million, $13.1 million and $19.1 million from these companies. We recorded these fees based on contractual terms that approximate market rates for these types of services and we have eliminated our ownership percentages of these fees in the consolidated financial statements.

COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $68.1 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of nine of our unconsolidated subsidiaries. At December 31, 2008, the maximum guarantee exposure for these loans was approximately $255.1 million. Additionally, we guaranteed $29.0 million of secured indebtedness related to a property sold to a third party in 2006. Management believes that the value of the underlying real estate exceeds the associated loan balances and that we will not be required to satisfy these guarantees.

We have entered into agreements, subject to the completion of due diligence requirements, resolution of certain contingencies and completion of customary closing conditions, for the future acquisitions of land totaling $8.0 million. In most cases, we may withdraw from land purchase contracts and the seller's only recourse is earnest money deposits that we have already paid.

In October 2000, we sold or contributed industrial properties and undeveloped land with a fair value of $487.0 million to a joint venture (Dugan Realty LLC) in which we have a 50% interest and recognized a net gain of $35.2 million. In connection with this transaction, the joint venture partners were given an option to put up to a $50.0 million interest in the joint venture to us in exchange for our common stock or cash (at our option), subject to certain timing and other restrictions. As a result of this put option, we deferred $10.2 million of gain on sale of depreciated property and recorded a $50.0 million liability.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2008, the FASB ratified FASB Staff Position No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1") that will require separate accounting for the debt and equity components of convertible instruments. FSP APB 14-1 will require that the value assigned to the debt component would be the estimated fair value of a similar bond without the conversion feature, which would result in the debt being recorded at a discount. The resulting debt discount will be amortized over the period during which the debt is expected to be outstanding (i.e., through the first optional redemption date) as additional non-cash interest expense. FSP APB 14-1 is effective January 1, 2009 and will be applied retrospectively. We currently estimate that FSP APB 14-1 will result in us recognizing additional non-cash interest expense of between $5.5 million and $7.5 million per annum.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We are exposed to interest rate changes primarily as a result of our line of credit and long-term debt borrowings. Our interest-rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we borrow primarily at fixed rates and may enter into derivative financial instruments such as interest rate swaps, caps and treasury locks in order to mitigate our interest-rate risk on a related financial instrument. We do not enter into derivative or interest rate transactions for speculative purposes. Our two outstanding swaps, that fixed the rates on two of our variable rate loans, were not significant to the Financial Statements in terms of notional amount or fair value at December 31, 2008.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts (in thousands) of the expected annual maturities, weighted average interest rates for the average debt outstanding in the specified period, fair values and other terms required to evaluate the expected cash flows and sensitivity to interest rate changes.

	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
Fixed rate secured debt	$ 10,247	$ 9,967	$ 22,177	$ 9,292	$ 8,009	$ 437,679	$ 497,371	$ 438,049
Weighted average interest rate	6.92%	6.85%	7.14%	6.67%	6.48%	6.03%		
Variable rate secured debt	$ 710	$ 750	$ 785	$ 830	$ 880	$ 4,335	$ 8,290	$ 8,290
Weighted average interest rate	3.85%	3.84%	3.84%	3.84%	3.83%	3.92%		
Fixed rate unsecured notes	$246,740	$ 164,728	$1,021,000	$200,000	$475,000	$1,200,000	$3,307,468	$2,196,689
Weighted average interest rate	7.34%	5.37%	5.08%	5.87%	6.50%	6.21%		
Unsecured lines of credit	$ -	$474,000	$ 9,659	$ -	$ -	$ -	$ 483,659	$ 477,080
Rate at December 31, 2008	N/A	1.34%	1.32%	N/A	N/A	N/A		

As the table incorporates only those exposures that exist as of December 31, 2008, it does not consider those exposures or positions that could arise after that date. As a result, our ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at that time and interest rates.

At December 31, 2007 the redemption value of our unsecured notes was $3.2 billion and we estimated the fair value of those unsecured notes to be $3.1 billion. Our unsecured notes are thinly traded and our estimate of the fair value of those notes, when compared to the redemption values of those notes, has declined significantly since December 31, 2007 largely as the result of recent comparable trades at significant discounts as well as overall market conditions having the effect of increasing credit spreads.

Interest expense on our unsecured lines of credit will be affected by future fluctuations in the LIBOR indices. The interest rate at such point in the future as we may renew, extend or replace our unsecured lines of credit and other long-term debt borrowings will be heavily dependent upon the state of the credit environment.

MANAGEMENT'S REPORT ON INTERNAL CONTROL

We, as management of Duke Realty Corporation and its subsidiaries ("Duke"), are responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended). Pursuant to the rules and regulations of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Management has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2008 based on the control criteria established in a report entitled Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on such evaluation, we have concluded that, as of December 31, 2008, our internal control over financial reporting is effective based on these criteria.

The independent registered public accounting firm of KPMG LLP, as auditors of Duke's consolidated financial statements, has also issued an audit report on Duke's internal control over financial reporting.



Dennis D. Oklak
Chairman and Chief Executive Officer
(Principal Executive Officer and Principal Financial Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Shareholders and Directors of
Duke Realty Corporation:

We have audited the accompanying consolidated balance sheets of Duke Realty Corporation and Subsidiaries (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2008. We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management's report on internal control. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duke Realty Corporation and Subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S generally accepted accounting principles. Also in our opinion, Duke Realty Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

KPMG LLP

Indianapolis, Indiana
February 25, 2009

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets
As of December 31,
(in thousands, except per share amounts)

	2008	2007
ASSETS		
Real estate investments:		
Land and improvements	$ 1,074,751	$ 872,372
Buildings and tenant improvements	5,206,359	4,600,408
Construction in progress	159,330	412,729
Investments in and advances to unconsolidated companies	693,503	601,801
Undeveloped land	806,379	912,448
	7,940,322	7,399,758
Accumulated depreciation	(1,167,113)	(951,375)
Net real estate investments	6,773,209	6,448,383
Real estate investments and other assets held-for-sale	18,131	273,591
Cash and cash equivalents	22,532	48,012
Accounts receivable, net of allowance of $1,777 and $1,359	27,966	29,009
Straight-line rent receivable, net of allowance of $4,086 and $2,886	123,217	110,737
Receivables on construction contracts, including retentions	75,100	66,925
Deferred financing costs, net of accumulated amortization of $38,046 and $29,170	47,907	55,987
Deferred leasing and other costs, net of accumulated amortization of $195,034 and $150,702	368,626	374,635
Escrow deposits and other assets	234,195	254,702
	$ 7,690,883	$ 7,661,981
LIABILITIES AND SHAREHOLDERS' EQUITY		
Indebtedness:		
Secured debt	$ 507,351	$ 524,393
Unsecured notes	3,307,468	3,246,000
Unsecured lines of credit	483,659	546,067
	4,298,478	4,316,460
Liabilities of properties held-for-sale	379	8,954
Construction payables and amounts due subcontractors, including retentions	105,227	142,655
Accrued expenses:		
Real estate taxes	78,113	63,796
Interest	56,376	54,631
Other	45,050	59,221
Other liabilities	187,425	148,013
Tenant security deposits and prepaid rents	41,348	34,535
Total liabilities	4,812,396	4,828,265
Minority interest	56,729	83,683
Shareholders' equity:		
Preferred shares ($.01 par value); 5,000 shares authorized; 4,067 and 2,976 shares issued and outstanding	1,016,625	744,000
Common shares ($.01 par value); 250,000 shares authorized; 148,420 and 146,175 shares issued and outstanding	1,484	1,462
Additional paid-in capital	2,667,842	2,632,615
Accumulated other comprehensive income (loss)	(8,652)	(1,279)
Distributions in excess of net income	(855,541)	(626,765)
Total shareholders' equity	2,821,758	2,750,033
	$ 7,690,883	$ 7,661,981

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Operations
For the Years Ended December 31,
(in thousands, except per share amounts)

	2008	2007	2006
RENTAL OPERATIONS			
Revenues:			
Rental and related revenue	**$ 870,372**	$ 822,708	$ 767,292
Equity in earnings of unconsolidated companies	**23,817**	29,381	38,004
	894,189	852,089	805,296
Operating expenses:			
Rental expenses	**196,615**	180,747	172,796
Real estate taxes	**111,582**	100,252	85,734
Interest expense	**195,148**	171,994	172,658
Depreciation and amortization	**311,279**	272,750	236,846
	814,624	725,743	668,034
Earnings from continuing rental operations	**79,565**	126,346	137,262
SERVICE OPERATIONS			
Revenues:			
General contractor gross revenue	**405,131**	280,537	308,562
General contractor costs	**(371,783)**	(246,872)	(284,633)
Net general contractor revenue	**33,348**	33,665	23,929
Service fee revenue	**29,493**	31,011	21,633
Gain on sale of Build-for-Sale properties	**39,057**	34,682	44,563
Total service operations revenue	**101,898**	99,358	90,125
Operating expenses	**39,955**	47,324	36,929
Earnings from service operations	**61,943**	52,034	53,196
General and administrative expense	**(39,506)**	(37,689)	(35,811)
Earnings from sales of land, net	**12,651**	33,998	8,192
Impairment charges and other expenses	**(19,729)**	(5,658)	(2,284)
Operating income	**94,924**	169,031	160,555
OTHER INCOME (EXPENSE)			
Interest and other income (expense), net	**4,041**	(415)	348
Minority interest in earnings of common unitholders	**(2,667)**	(6,782)	(9,543)
Income from continuing operations	**96,298**	161,834	151,360
Discontinued operations:			
Income from discontinued operations, net of minority interest	**1,573**	4,068	10,654
Gain on sale of depreciable properties, net of minority interest	**16,125**	113,565	42,133
Income from discontinued operations	**17,698**	117,633	52,787
Net income	**113,996**	279,467	204,147
Dividends on preferred shares	**(71,426)**	(58,292)	(56,419)
Adjustments for redemption of preferred shares	**-**	(3,483)	(2,633)
Gain on repurchase of preferred shares	**14,046**	-	-
Net income available for common shareholders	**$ 56,616**	$ 217,692	$ 145,095
Basic net income per common share:			
Continuing operations	**$ .27**	$ .72	$ .69
Discontinued operations	**.12**	.84	.39
Total	**$ .39**	$ 1.56	$ 1.08
Diluted net income per common share:			
Continuing operations	**$ .26**	$ .71	$ .68
Discontinued operations	**.12**	.84	.39
Total	**$ .38**	$ 1.55	$ 1.07
Weighted average number of common shares outstanding	**146,915**	139,255	134,883
Weighted average number of common shares and potential dilutive securities	**155,041**	149,614	149,393

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows
For the Years Ended December 31,
(in thousands)

	2008	2007	2006
Cash flows from operating activities:			
Net income	**$ 113,996**	$ 279,467	$ 204,147
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation of buildings and tenant improvements	**246,441**	214,477	206,999
Amortization of deferred leasing and other costs	**68,511**	63,214	47,269
Amortization of deferred financing costs	**13,640**	11,212	8,617
Minority interest in earnings	**3,585**	17,743	14,953
Straight-line rent adjustment	**(15,118)**	(16,843)	(20,795)
Impairment charges and other expenses	**19,695**	-	-
Earnings from land and depreciated property sales	**(29,612)**	(154,493)	(49,614)
Build-for-Sale operations, net	**80,751**	(84,547)	(148,849)
Construction contracts, net	**125,855**	(25,818)	1,749
Other accrued revenues and expenses, net	**9,485**	24,150	26,752
Operating distributions received in excess of (less than) equity in earnings from unconsolidated companies	**5,618**	(4,631)	(18,339)
Net cash provided by operating activities	**642,847**	323,931	272,889
Cash flows from investing activities:			
Development of real estate investments	**(436,256)**	(451,162)	(385,516)
Acquisition of real estate investments and related intangible assets	**(20,123)**	(116,021)	(735,294)
Acquisition of undeveloped land	**(40,893)**	(317,324)	(435,917)
Recurring tenant improvements, leasing costs and building improvements	**(74,814)**	(85,936)	(83,000)
Other deferred leasing costs	**(22,201)**	(39,387)	(22,429)
Other deferred costs and other assets	**(8,016)**	644	880
Proceeds from land and depreciated property sales, net	**116,563**	480,943	180,825
Capital distributions from unconsolidated companies	**95,392**	235,754	296,573
Capital contributions and advances to unconsolidated companies, net	**(132,244)**	(142,330)	(50,182)
Net cash provided by (used for) investing activities	**(522,592)**	(434,819)	(1,234,060)
Cash flows from financing activities:			
Proceeds from issuance of common shares	**17,100**	240,802	6,672
Payments for repurchases of common shares	**-**	-	(101,282)
Proceeds from issuance of preferred shares, net	**290,014**	-	283,994
Payments for redemption/repurchases of preferred shares	**(12,405)**	(132,272)	(75,010)
Proceeds from unsecured debt issuance	**325,000**	340,160	1,429,497
Payments on unsecured debt	**(261,479)**	(223,657)	(350,000)
Proceeds from issuance of secured debt	**-**	-	1,029,426
Payments on secured indebtedness including principal amortization	**(55,600)**	(24,780)	(750,354)
Borrowings (payments) on lines of credit, net	**(62,408)**	229,067	(66,000)
Distributions to common shareholders	**(283,375)**	(265,698)	(255,502)
Distributions to preferred shareholders	**(71,439)**	(58,292)	(56,419)
Distributions to minority interest, net	**(12,837)**	(19,576)	(24,207)
Payment for capped call option	**-**	-	(26,967)
Cash settlement of interest rate swaps	**(14,625)**	10,747	733
Deferred financing costs	**(3,681)**	(6,084)	(41,659)
Net cash provided by (used for) financing activities	**(145,735)**	90,417	1,002,922
Net increase (decrease) in cash and cash equivalents	**(25,480)**	(20,471)	41,751
Cash and cash equivalents at beginning of year	**48,012**	68,483	26,732
Cash and cash equivalents at end of year	**$ 22,532**	$ 48,012	$ 68,483
Non-cash investing and financing activities:			
Assumption of secured debt for real estate acquisitions	**$ 39,480**	$ 34,259	$ 217,520
Contribution of property to, net of debt assumed by, unconsolidated companies	**$ 133,312**	$ 146,593	$ 505,440
Distribution of property from unconsolidated company	**$ 76,449**	$ -	$ -
Conversion of Limited Partner Units to common shares	**$ 13,149**	$ 179,092	$ 39,918
Issuance of Limited Partner Units for acquisition	**$ -**	$ 11,020	$ -

See accompanying Notes to Consolidated Financial Statements.

DUKE REALTY CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity
(in thousands, except per share data)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Distributions In Excess of Net Income	Total
Balance at December 31, 2005	**$ 657,250**	**$ 1,347**	**$ 2,266,204**	**$ (7,118)**	**$(464,885)**	**$2,452,798**
Comprehensive Income:						
Net income	-	-	-	-	204,147	204,147
Losses on derivative instruments	-	-	-	12,553	-	12,553
Comprehensive income	-	-	-	-	-	216,700
Issuance of common shares	-	5	6,181	-	-	6,186
Redemption of Preferred Series I shares	(75,000)	-	(10)	-	-	(75,010)
Adjustment for carrying value of preferred share redemption	-	-	2,633	-	(2,633)	-
Issuance of Preferred Series M shares	184,000	-	(6,266)	-	-	177,734
Issuance of Preferred Series N shares	110,000	-	(3,740)	-	-	106,260
Conversion of Limited Partner Units	-	10	39,908	-	-	39,918
Capped call option	-	-	(26,967)	-	-	(26,967)
Stock based compensation plan activity	-	-	10,347	-	(849)	9,498
Distributions to preferred shareholders	-	-	-	-	(56,419)	(56,419)
Retirement of common shares	-	(23)	(91,902)	-	-	(91,925)
Distributions to common shareholders ($1.89 per share)	-	-	-	-	(255,190)	(255,190)
Balance at December 31, 2006	**$ 876,250**	**$ 1,339**	**$ 2,196,388**	**$ 5,435**	**$(575,829)**	**$2,503,583**
Effect of implementing new accounting principle	-	-	-	-	(1,717)	(1,717)
Balance at January 1, 2007	**$ 876,250**	**$ 1,339**	**$ 2,196,388**	**$ 5,435**	**$(575,546)**	**$2,501,866**
Comprehensive Income:						
Net income	-	-	-	-	279,467	279,467
Losses on derivative instruments	-	-	-	(6,714)	-	(6,714)
Comprehensive income						272,753
Issuance of common shares	-	73	239,532	-	-	239,605
Redemption of Preferred Series B shares	(132,250)	-	(22)	-	-	(132,272)
Adjustment for carrying value of preferred share redemption	-	-	3,483	-	(3,483)	-
Stock based compensation plan activity	-	2	14,190	-	(1,213)	12,979
Conversion of Limited Partner Units	-	48	179,044	-	-	179,092
Distributions to preferred shareholders	-	-	-	-	(58,292)	(58,292)
Distributions to common shareholders ($1.91 per share)	-	-	-	-	(265,698)	(265,698)
Balance at December 31, 2007	**$ 744,000**	**$ 1,462**	**$ 2,632,615**	**$(1,279)**	**$(626,765)**	**$2,750,033**
Comprehensive Income:						
Net income	-	-	-	-	113,996	113,996
Losses on derivative instruments	-	-	-	(7,373)	-	(7,373)
Comprehensive Income						106,623
Issuance of preferred shares	300,000	-	(10,000)	-	-	290,000
Issuance of common shares	-	9	15,482	-	-	15,491
Stock based compensation plan activity	-	2	15,683	-	(2,017)	13,668
Conversion of Limited Partner Units	-	11	13,138	-	-	13,149
Distributions to preferred shareholders	-	-	-	-	(71,426)	(71,426)
Repurchase of preferred shares	(27,375)	-	924	-	14,046	(12,405)
Distributions to common shareholders ($1.93 per share)	-	-	-	-	(283,375)	(283,375)
Balance at December 31, 2008	**$ 1,016,625**	**$ 1,484**	**$ 2,667,842**	**$(8,652)**	**$(855,541)**	**$ 2,821,758**

See accompanying Notes to Consolidated Financial Statements.

(1) THE COMPANY

Our Rental Operations (see Note 8) are conducted through Duke Realty Limited Partnership ("DRLP"). We owned approximately 95.6% of the common partnership interests of DRLP ("Units") at December 31, 2008. The remaining Units in DRLP are redeemable for shares of our common stock on a one-to-one basis and earn dividends at the same rate as shares of our common stock. We conduct our Service Operations (see Note 8) through Duke Realty Services LLC and Duke Realty Services Limited Partnership, of which we are the sole general partner and of which DRLP is the sole limited partner. We also conduct Service Operations through Duke Construction Limited Partnership, which is effectively 100% owned by DRLP. The consolidated financial statements include our accounts and our majority-owned or controlled subsidiaries, and the terms "we", "us" and "our" refer to Duke Realty Corporation and subsidiaries (the "Company") and those entities owned or controlled by the Company.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include our accounts and our controlled subsidiaries. The equity interests in these controlled subsidiaries not owned by us are reflected as minority interests in the consolidated financial statements. All significant intercompany balances and transactions have been eliminated in the consolidated financial statements. Investments in entities that we do not control through majority voting interest or where the other owner has substantial participating rights are not consolidated and are reflected as investments in unconsolidated companies under the equity method of reporting.

RECLASSIFICATIONS

Certain amounts in the accompanying consolidated financial statements for 2007 and 2006 have been reclassified to conform to the 2008 consolidated financial statement presentation.

REAL ESTATE INVESTMENTS

Rental real property, including land, land improvements, buildings and tenant improvements, are included in real estate investments and are generally stated at cost. Construction in process and undeveloped land are included in real estate investments and are stated at cost. Real estate investments also include our equity interests in unconsolidated joint ventures that own and operate rental properties and hold land for development.

DEPRECIATION

Buildings and land improvements are depreciated on the straight-line method over their estimated life not to exceed 40 and 15 years, respectively, and tenant improvement costs are depreciated using the straight-line method over the term of the related lease.

COST CAPITALIZATION

Direct and certain indirect costs clearly associated with and incremental to the development, construction, leasing or expansion of real estate investments are capitalized as a cost of the property. In addition, all leasing commissions paid to third parties for new leases or lease renewals are capitalized. We capitalize a portion of our indirect costs associated with our construction, development and leasing efforts. In assessing the amount of direct and indirect costs to be capitalized, allocations are made based on estimates of the actual amount of time spent in each activity. We do not capitalize any costs attributable to downtime or to unsuccessful projects.

We capitalize direct and indirect project costs associated with the initial construction of a property up to the time the property is substantially complete and ready for its intended use. In addition, we capitalize costs, including real estate taxes, insurance, and utilities, that have been allocated to vacant space based on the square footage of the portion of the building not held available for immediate occupancy during the extended lease-up periods after construction of the building shell has been completed if costs are being incurred to ready the vacant space for its intended use. If costs and activities incurred to ready the vacant space cease, then cost capitalization is also discontinued until such activities are resumed. Once necessary work has been completed on a vacant space, project costs are no longer capitalized.

We cease capitalization of all project costs on extended lease-up periods after the shorter of a one-year period after the completion of the building shell or when the property attains 90% occupancy.

IMPAIRMENT

We evaluate our real estate assets, with the exception of those that are classified as held-for-sale, for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. If such an evaluation is considered necessary, we compare the carrying amount of that real estate asset, or asset group, with the expected undiscounted cash flows that are directly associated with, and that are expected to arise as a direct result of, the use and eventual disposition of that asset, or asset group. Our estimate of the expected future cash flows used in testing for impairment is based on, among other things, our estimates regarding future market conditions, rental rates, occupancy levels, costs of tenant improvements, leasing commissions and other tenant concessions, assumptions regarding the residual value of our properties at the end of our anticipated holding period and the length of our anticipated holding period and is, therefore, subjective by nature. These assumptions could differ materially from actual results. If our strategy changes or if market conditions otherwise dictate a reduction in the holding period and an earlier sale date, an impairment loss could be recognized and such loss could be material. To the extent the carrying amount of a real estate asset, or asset group, exceeds the associated estimate of undiscounted cash flows, an impairment loss is recorded to reduce the carrying value of the asset to its fair value. The determination of the fair value of real estate assets is also highly subjective, especially in markets where there is a lack of recent comparable transactions.

Real estate assets classified as held-for-sale are reported at the lower of their carrying value or their fair value, less estimated costs to sell. Once a property is designated as held-for-sale, no further depreciation expense is recorded.

PURCHASE ACCOUNTING

We allocate the purchase price of acquired properties to net tangible and identified intangible assets based on their respective fair values, based on all pertinent information available and adjusted based on changes in that information in no event to exceed one year from the date of acquisition. The allocation to tangible assets (buildings, tenant improvements and land) is based upon management's determination of the value of the property as if it were vacant using discounted cash flow models similar to those used by independent appraisers. Factors considered by management include an estimate of carrying costs during the expected lease-up periods considering current market conditions, and costs to execute similar leases. The purchase price of real estate assets is also allocated among three categories of intangible assets consisting of the above or below market component of in-place leases, the value of in-place leases and the value of customer relationships.

The value allocable to the above or below market component of an acquired in-place lease is determined based upon the present value (using a discount rate which reflects the risks associated with the acquired leases) of the difference between (i) the contractual amounts to be paid pursuant to the lease over its remaining term and (ii) management's estimate of the amounts that would be paid using fair market rates over the remaining term of the lease. The amounts allocated to above market leases are included in deferred leasing and other costs in the balance sheet and below market leases are included in other liabilities in the balance sheet; both are amortized to rental income over the remaining terms of the respective leases.

The total amount of intangible assets is further allocated to in-place lease values and to customer relationship values based upon management's assessment of their respective values. These intangible assets are included in deferred leasing and other costs in the balance sheet and are depreciated over the remaining term of the existing lease, or the anticipated life of the customer relationship, as applicable.

JOINT VENTURES

We analyze our investments in joint ventures under Financial Accounting Standards Board ("FASB") Interpretation No. 46(R), *Consolidation of Variable Interest Entities*, to determine if the joint venture is considered a variable interest entity and would require consolidation. To the extent that our joint ventures do not qualify as variable interest entities, we further assess under the guidelines of Emerging Issues Task Force ("EITF") Issue No. 04-5, *Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5"); Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures* ("SOP 78-9"); Accounting Research Bulletin No. 51, *Consolidated Financial Statements*; and Statement of Financial Accounting Standard ("SFAS") No. 94, *Consolidation of All Majority-Owned Subsidiaries*, to determine if the venture should be consolidated. We have equity interests generally ranging from 10% to 50% in unconsolidated joint ventures that develop, own and operate rental properties and hold land for development. We consolidate those joint ventures that are considered to be variable interest entities where we are the primary beneficiary. For non-variable interest entities, we consolidate those joint ventures that we control through majority ownership interests or where we are the managing member and our partner does not have substantive participating rights. Control is further demonstrated by the ability of the general partner to manage day-to-day operations, refinance debt and sell the assets of the joint venture without the consent of the limited partner and inability of the limited partner to replace the general partner. We use the equity method of accounting for those joint ventures where we do not have control over operating and financial policies. Under the equity method of accounting, our investment in each joint venture is included on our balance sheet; however, the assets and liabilities of the joint ventures for which we use the equity method are not included on our balance sheet.

To the extent that we contribute assets to a joint venture, our investment in the joint venture is recorded at our cost basis in the assets that were contributed to the joint venture. To the extent that our cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in our share of equity in net income of the joint venture. In accordance with the provisions of SOP 78-9 and SFAS No. 66, *Accounting for Sales of Real Estate* ("SFAS 66"), we recognize gains on the contribution or sale of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

CASH EQUIVALENTS

Investments with an original maturity of three months or less are classified as cash equivalents.

VALUATION OF RECEIVABLES

We reserve the entire receivable balance, including straight-line rent, of any tenant with an amount outstanding over 90 days. Additional reserves are recorded for more current amounts, as applicable, where we have determined collectability to be doubtful. Straight-line rent receivables for any tenant with long-term risk, regardless of the status of rent receivables, are reviewed and reserved as necessary.

DEFERRED COSTS

Costs incurred in connection with obtaining financing are amortized to interest expense on the straight-line method, which approximates a constant spread over the term of the related loan. All direct and indirect costs, including estimated internal costs, associated with the leasing of real estate investments owned by us are capitalized and amortized over the term of the related lease. We include lease incentive costs, which are payments made on behalf of a tenant to sign a lease, in deferred leasing costs and amortize them on a straight-line basis over the respective lease terms as a reduction of rental revenues. We include as lease incentives amounts funded to construct tenant improvements owned by the tenant. Unamortized costs are charged to expense upon the early termination of the lease or upon early payment of the financing.

MINORITY INTEREST

Minority interests relate to the minority ownership interests in DRLP and interests in consolidated property partnerships that are not wholly owned. Minority interest is subsequently adjusted for additional contributions, distributions to minority holders and the minority holders' proportionate share of the net earnings or losses of each respective entity.

The value of each DRLP Unit that is redeemed is measured on the date of its redemption and the difference between the aggregate book value and the purchase price of the Units increases the recorded value of our net assets.

REVENUES

RENTAL OPERATIONS

The timing of revenue recognition under an operating lease is determined based upon ownership of the tenant improvements. If we are the owner of the tenant improvements, revenue recognition commences after the improvements are completed and the tenant takes possession or control of the space. In contrast, if we determine that the tenant allowances we are funding are lease incentives, then we commence revenue recognition when possession or control of the space is turned over to the tenant. Rental income from leases with free rental periods or scheduled rental increases during their terms is recognized on a straight-line basis.

We record lease termination fees when a tenant has executed a definitive termination agreement with us and the payment of the termination fee is not subject to any conditions that must be met or waived before the fee is due to us.

SERVICE OPERATIONS

Management fees are based on a percentage of rental receipts of properties managed and are recognized as the rental receipts are collected. Maintenance fees are based upon established hourly rates and are recognized as the services are performed. Construction management and development fees represent fee-based third-party contracts and are recognized as earned based on the terms of the contract, which approximates the percentage of completion method.

We recognize income on construction contracts where we serve as a general contractor on the percentage of completion method. Using this method, profits are recorded based on our estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. The percentage of completion estimates are based on a comparison of the contract expenditures incurred to the estimated final costs. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined.

Unbilled receivables on construction contracts totaled $22.7 million and $33.1 million at December 31, 2008 and 2007, respectively.

PROPERTY SALES

Gains on sales of all properties are recognized in accordance with SFAS 66. The specific timing of the sale is measured against various criteria in SFAS 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance from the seller associated with the properties. We make judgments based on the specific terms of each transaction as to the amount of the total profit from the transaction that we recognize considering factors such as continuing ownership interest we may have with the buyer ("partial sales") and our level of future involvement with the property or the buyer that acquires the assets. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the full accrual sales criteria are met. Estimated future costs to be incurred after completion of each sale are included in the determination of the gain on sales.

Gains from sales of depreciated property are included in discontinued operations and the proceeds from the sale of these held-for-rental properties are classified in the investing activities section of the Consolidated Statements of Cash Flows.

Gains or losses from our sale of properties that were developed or repositioned with the intent to sell and not for long-term rental ("Build-for-Sale" properties) are classified as gain on sale of Build-for-Sale properties in the Consolidated Statements of Operations. All activities and proceeds received from the development and sale of these buildings are classified in the operating activities section of the Consolidated Statements of Cash Flows.

NET INCOME PER COMMON SHARE

Basic net income per common share is computed by dividing net income available for common shareholders by the weighted average number of common shares outstanding for the period. Diluted net income per common share is computed by dividing the sum of net income available for common shareholders and the minority interest in earnings allocable to Units not owned by us, by the sum of the weighted average number of common shares outstanding and minority Units outstanding, including any potential dilutive securities for the period.

The following table reconciles the components of basic and diluted net income per common share (in thousands):

	2008	2007	2006
Basic net income available for common shareholders	**$ 56,616**	$ 217,692	$ 145,095
Minority interest in earnings of common unitholders	**2,968**	14,399	14,238
Diluted net income available for common shareholders	**$ 59,584**	$ 232,091	$ 159,333
Weighted average number of common shares outstanding	**146,915**	139,255	134,883
Weighted average partnership units outstanding	**7,619**	9,204	13,186
Dilutive shares for stock-based compensation plans (1)	**507**	1,155	1,324
Weighted average number of common shares and potential dilutive securities	**155,041**	149,614	149,393

(1) Excludes (in thousands of shares) 7,731, 780 and 719 of anti-dilutive shares for the years ended December 31, 2008, 2007 and 2006, respectively. Also excludes the 3.75% Exchangeable Senior Notes due November 2011 ("Exchangeable Notes") issued in 2006, that have an anti-dilutive effect on earnings per share for the years ended December 31, 2008, 2007 and 2006.

A joint venture partner in one of our unconsolidated companies has the option to convert a portion of its ownership in the joint venture to our common shares. The effect of this option on earnings per share was anti-dilutive for the years ended December 31, 2008, 2007 and 2006.

FEDERAL INCOME TAXES

We have elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute at least 90% of our adjusted taxable income to our stockholders. Management intends to continue to adhere to these requirements and to maintain our REIT status. As a REIT, we are entitled to a tax deduction for some or all of the dividends we pay to shareholders. Accordingly, we generally will not be subject to federal income taxes as long as we distribute an amount equal to or in excess of our taxable income currently to shareholders. We are also generally subject to federal income taxes on any taxable income that is not currently distributed to our shareholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes and may not be able to qualify as a REIT for four subsequent taxable years.

REIT qualification reduces, but does not eliminate, the amount of state and local taxes we pay. In addition, our financial statements include the operations of taxable corporate subsidiaries that are not entitled to a dividends paid deduction and are subject to corporate federal, state and local income taxes. As a REIT, we may also be subject to certain federal excise taxes if we engage in certain types of transactions.

The following table reconciles our net income to taxable income before the dividends paid deduction for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Net income	**$ 113,996**	$ 279,467	$ 204,147
Book/tax differences	**120,168**	84,914	66,303
Taxable income before adjustments	**234,164**	364,381	270,450
Less: capital gains	**(76,709)**	(160,797)	(78,246)
Adjusted taxable income subject to 90% dividend requirement	**$ 157,455**	$ 203,584	$ 192,204

Our dividends paid deduction is summarized below (in thousands):

	2008	2007	2006
Cash dividends paid	**$355,782**	$324,085	$311,615
Cash dividends declared and paid in subsequent year that apply to current year	**-**	52,471	-
Cash dividends declared and paid in current year that apply to previous year	**(52,471)**	(7,795)	(21,782)
Less: Capital gain distributions	**(76,709)**	(160,797)	(78,246)
Less: Return of capital	**(64,936)**	-	(15,018)
Total dividends paid deduction attributable to adjusted taxable income	**$161,666**	$ 207,964	$196,569

A summary of the tax characterization of the dividends paid for the years ended December 31, 2008, 2007 and 2006 follows:

	2008	2007	2006
Common Shares			
Ordinary income	**39.3%**	63.1%	64.2%
Return of capital	**27.3%**	-	5.3%
Capital gains	**33.4%**	36.9%	30.5%
	100.0%	100.0%	100.0%
Preferred Shares			
Ordinary income	**70.2%**	63.1%	73.7%
Capital gains	**29.8%**	36.9%	26.3%
	100.0%	100.0%	100.0%

We recorded federal and state income tax expense (benefit) of $(6.3 million), $9.0 million and $6.8 million for 2008, 2007 and 2006, respectively, which were primarily attributable to the earnings (loss) of our taxable REIT subsidiaries. We paid federal and state income taxes of $3.5 million, $10.1 million and $4.3 million for 2008, 2007 and 2006, respectively. The taxable REIT subsidiaries have no significant deferred income tax or unrecognized tax benefit items.

STOCK BASED COMPENSATION

Effective January 1, 2006, we adopted SFAS No. 123(R), *Share Based Payment*, ("SFAS 123(R)"), using the modified prospective application method. Under this method, as of January 1, 2006, we applied the provisions of SFAS 123(R) to new and modified awards, as well as to the nonvested portion of awards granted before the required effective date and outstanding at such time.

DERIVATIVE FINANCIAL INSTRUMENTS

We periodically enter into certain interest rate protection agreements to effectively convert or cap floating rate debt to a fixed rate, and to hedge anticipated future financing transactions, both of which qualify for cash flow hedge accounting treatment. Net amounts paid or received under these agreements are recognized as an adjustment to the interest expense of the corresponding debt. We do not utilize derivative financial instruments for trading or speculative purposes.

If a derivative qualifies as a cash flow hedge, the change in fair value of the derivative is recognized in other comprehensive income to the extent the hedge is effective, while the ineffective portion of the derivative's change in fair value is recognized in earnings. Gains and losses on our interest rate protection agreements are subsequently included in earnings as an adjustment to interest expense in the same periods in which the related interest payments being hedged are recognized in earnings.

We estimate the fair value of derivative instruments using standard market conventions and techniques such as discounted cash flow analysis, option pricing models and termination cost at each balance sheet date. For all hedging relationships, we formally document the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method of measuring ineffectiveness.

USE OF ESTIMATES

The preparation of the financial statements requires management to make a number of estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. The most significant estimates, as discussed within our Summary of Significant Accounting Policies, pertain to the critical assumptions utilized in testing real estate assets for impairment as well as in estimating the fair value of real estate assets when an impairment event has taken place. Actual results could differ from those estimates.

(3) SIGNIFICANT ACQUISITIONS AND DISPOSITIONS

ACQUISITIONS

We acquired total income producing real estate related assets of $60.5 million, $219.9 million and $948.4 million in 2008, 2007 and 2006, respectively.

In December 2007, in order to further establish our property positions around strategic port locations, we purchased a portfolio of five industrial buildings in Seattle, Virginia and Houston, as well as approximately 161 acres of undeveloped land and a 12-acre container storage facility in Houston. The total price was $89.7 million and was financed in part through assumption of secured debt that had a fair value of $34.3 million. Of the total purchase price, $64.1 million was allocated to in-service real estate assets, $20.0 million was allocated to undeveloped land and the container storage facility, $5.4 million was allocated to lease related intangible assets, and the remaining amount was allocated to acquired working capital related assets and liabilities. The results of operations for the acquired properties since the date of acquisition have been included in continuing rental operations in our consolidated financial statements.

In February 2007, we completed the acquisition of Bremner Healthcare Real Estate ("Bremner"), a nationalhealthcaredevelopmentandmanagement firm. The primary reason for the acquisition was to expand our development capabilities within the health care real estate market. The initial consideration paid to the sellers totaled $47.1 million, and the sellers may be eligible for further contingent payments over a three-year period following the acquisition. Approximately $39.0 million of the total purchase price was allocated to goodwill, which is attributable to the value of Bremner's overall development capabilities and its in-place workforce. The results of operations for Bremner since the date of acquisition have been included in continuing operations in our consolidated financial statements.

In February 2006, we acquired the majority of a Washington, D.C. metropolitan area portfolio of suburban office and light industrial properties (the "Mark Winkler Portfolio"). The assets acquired for a purchase price of approximately $867.6 million were comprised of 32 in-service properties with approximately 2.9 million square feet for rental, 166 acres of undeveloped land, as well as certain related assets of the Mark Winkler Company, a real estate management company. The acquisition was financed primarily through assumed mortgage loans and new borrowings.

The assets acquired and liabilities assumed were recorded at their estimated fair value at the date of acquisition, as summarized below (in thousands):

Operating rental properties	$ 602,011
Undeveloped land	154,300
Total real estate investments	756,311
Other assets	10,478
Lease related intangible assets	86,047
Goodwill	14,722
Total assets acquired	867,558
Debt assumed	(148,527)
Other liabilities assumed	(5,829)
Purchase price, net of assumed liabilities	$ 713,202

In December 2006, we contributed 23 of these in-service properties acquired from the Mark Winkler Portfolio with a basis of $381.6 million representing real estate investments and acquired lease related intangible assets to two new unconsolidated subsidiaries. Of the remaining nine in-service properties, eight were contributed to these two unconsolidated subsidiaries in 2007 and one remains in continuing operations as of December 31, 2008. The eight properties contributed in 2007 had a basis of $298.4 million representing real estate investments and acquired lease related intangible assets, and debt secured by these properties of $146.4 million was also assumed by the unconsolidated subsidiaries.

In the third quarter of 2006, we finalized the purchase of a portfolio of industrial real estate properties in Savannah, Georgia. We completed a majority of the purchase in January 2006. The assets acquired for a purchase price of approximately $196.2 million were comprised of 18 buildings with approximately 5.1 million square feet for rental as well as over 60 acres of undeveloped land. The acquisition was financed in part through assumed mortgage loans. The results of operations for the acquired properties since the date of acquisition have been included in continuing rental operations in our consolidated financial statements.

DISPOSITIONS

In March 2007, as part of our capital recycling program, we sold a portfolio of eight suburban office properties totaling 894,000 square feet in the Cleveland market. The sales price totaled $140.4 million, of which we received net proceeds of $139.3 million. We also sold a portfolio of twelve flex and light industrial properties in July 2007, totaling 865,000 square feet in the St. Louis market, for a sales price of $65.0 million, of which we received net proceeds of $64.2 million.

(4) RELATED PARTY TRANSACTIONS

We provide property management, leasing, construction and other tenant related services to unconsolidated companies in which we have equity interests. For the years ended December 31, 2008, 2007 and 2006, respectively, we earned management fees of $7.8 million, $7.1 million and $4.4 million, leasing fees of $2.8 million, $4.2 million and $2.9 million and construction and development fees of $12.7 million, $13.1 million and $19.1 million from these companies. We recorded these fees based on contractual terms that approximate market rates for these types of services and we have eliminated our ownership percentages of these fees in the consolidated financial statements.

(5) INVESTMENTS IN UNCONSOLIDATED COMPANIES

We have equity interests generally ranging from 10% to 50% in unconsolidated joint ventures that develop, own and operate rental properties and hold land for development.

Combined summarized financial information for the unconsolidated companies as of December 31, 2008 and 2007, and for the years ended December 31, 2008, 2007 and 2006, are as follows (in thousands):

	2008	2007	2006
Rental revenue	**$ 250,312**	$ 215,855	$ 157,186
Net income	**$ 40,437**	$ 41,725	$ 65,985
Land, buildings and tenant improvements, net	**$ 2,018,384**	$ 1,771,342	
Construction in progress	**192,153**	105,796	
Undeveloped land	**179,024**	114,253	
Other assets	**239,046**	194,616	
	$ 2,628,607	$ 2,186,007	
Indebtedness	**$ 1,225,762**	$ 989,120	
Other liabilities	**248,093**	224,468	
	1,473,855	1,213,588	
Owners' equity	**1,154,752**	972,419	
	$ 2,628,607	$ 2,186,007	

Our share of the scheduled payments of long term debt for the unconsolidated joint ventures for each of the next five years and thereafter as of December 31, 2008 are as follows (in thousands):

Year	Future Repayments
2009	$ 27,182
2010	168,163
2011	37,247
2012	44,661
2013	30,942
Thereafter	146,930
	$ 455,125

(6) DISCONTINUED OPERATIONS, ASSETS HELD-FOR-SALE AND IMPAIRMENTS

The operations of 61 buildings are currently classified as discontinued operations for the three-year period ended December 31, 2008. These 61 buildings consist of 35 industrial and 26 office properties. Of these properties, eight were sold during 2008, 32 properties were sold during 2007and 21 properties were sold during 2006.

We allocate interest expense to discontinued operations and have included such interest expense in computing income from discontinued operations. Interest expense allocable to discontinued operations includes interest on any secured debt for properties included in discontinued operations and an allocable share of our consolidated unsecured interest expense for unencumbered properties. The allocation of unsecured interest expense to discontinued operations was based upon the gross book value of the unencumbered real estate assets included in discontinued operations as it related to the total gross book value of our unencumbered real estate assets.

The following table illustrates operations of the buildings reflected in discontinued operations for the years ended December 31 (in thousands):

	2008	2007	2006
Revenues	**$ 9,012**	$ 27,343	$ 65,969
Expenses:			
Operating	**2,242**	10,997	22,898
Interest	**1,440**	7,030	13,848
Depreciation and amortization	**3,673**	4,941	17,422
General and administrative	**2**	38	105
Operating Income	**1,655**	4,337	11,696
Minority interest expense	**(82)**	(269)	(1,042)
Income from discontinued operations, before gain on sales	**1,573**	4,068	10,654
Gain on sale of properties	**16,961**	121,072	46,254
Minority interest expense – gain on sales	**(836)**	(7,507)	(4,121)
Gain on sale of properties, net of minority interest	**16,125**	113,565	42,133
Income from discontinued operations	**$ 17,698**	$ 117,633	$ 52,787

At December 31, 2008, we have classified one in-service property as held-for-sale. The following table illustrates the aggregate balance sheet information of this held-for-sale property at December 31, 2008 (in thousands):

Real estate investments, net	$ 16,813
Other assets	1,318
Total assets held-for-sale	$ 18,131
Accrued expenses	$ 379
Other liabilities	-
Total liabilities held-for-sale	$ 379

As the result of disruptions in the U.S. economy and the difficulties of potential buyers in obtaining financing in the volatile credit markets, we determined that 28 properties no longer met the criteria for held-for-sale classification. As the result of removing these properties from held-for-sale classification, we recognized $13.2 million of additional depreciation expense in 2008.

As the result of a re-assessment of our intended use, as well as the negative effect of the overall economy on real estate values in certain of our markets, we recognized non-cash impairment charges of $8.6 million in 2008 on seven of our tracts of undeveloped land. We also recognized $2.8 million of impairment charges on two of our Build-for-Sale office rental properties that were under construction at December 31, 2008. The fair values of these assets were calculated either by discounting estimated future cash flows and sales proceeds or based on comparable transactions. All of the non-cash impairment charges recognized in 2008 are included in income from continuing operations.

We recorded impairment adjustments on depreciable properties of $266,000 in 2006. No impairment adjustments were recorded on depreciable properties in 2007.

(7) INDEBTEDNESS

Indebtedness at December 31, 2008 and 2007 consists of the following (in thousands):

	2008	2007
Fixed rate secured debt, weighted average interest rate of 6.13% at December 31, 2008, and 6.11% at December 31, 2007, maturity dates ranging from 2009 to 2027	**$ 499,061**	$ 515,423
Variable rate secured debt, weighted average interest rate of 3.88% at December 31, 2008, and 3.35% at December 31, 2007, maturity dates ranging from 2014 to 2025	**8,290**	8,970
Fixed rate unsecured debt, weighted average interest rate of 5.93% at December 31, 2008, and 5.73% at December 31, 2007, maturity dates ranging from 2009 to 2028	**3,307,468**	3,246,000
Unsecured lines of credit, weighted average interest rate of 1.34% at December 31, 2008, and 5.52% at December 31, 2007 maturity dates ranging from 2010 to 2011	**483,659**	546,067
	$ 4,298,478	$ 4,316,460

FIXED RATE SECURED DEBT

As of December 31, 2008, the $507.4 million of secured debt was collateralized by rental properties with a carrying value of $710.5 million and by letters of credit in the amount of $8.4 million.

The fair value of our fixed rate secured debt as of December 31, 2008 was $438.0 million. We utilized a discounted cash flow methodology in order to determine the fair value of our fixed rate secured debt. The net present value of the difference between future contractual interest payments and future interest payments based on our estimate of a current market rate represents the difference between the book value and the fair value. Our estimate of a current market rate is based upon the rate at which we estimate we could obtain similar borrowings when considering current market conditions. The current market rates we utilized were internally estimated; therefore, we have concluded that our determination of fair value for our fixed rate secured debt was primarily based upon Level 3 (as described in Note 14) inputs.

FIXED RATE UNSECURED DEBT

We took the following actions during 2008 and 2007 as it pertains to our fixed rate unsecured indebtedness:

- In January 2008, we repaid $125.0 million of senior unsecured notes with an effective interest rate of 3.36% on their scheduled maturity date.
- In May 2008, we repaid $100.0 million of senior unsecured notes with an effective interest rate of 6.76% on their scheduled maturity date.
- In May 2008, we issued $325.0 million of 6.25% senior unsecured notes due in May 2013. After including the effect of forward starting swaps (see Note 13), which were designated as cash flow hedges for this offering, the effective interest rate is 7.36%.
- In August 2007, we repaid $100.0 million of senior unsecured notes on their scheduled maturity date that had an effective interest rate of 7.47%.
- In September 2007, we issued $300.0 million of 6.50% senior unsecured notes due in January 2018. This issuance was hedged with a forward starting interest rate swap that was settled and reduced the effective interest rate to 6.16%.
- In November 2007, we repaid $100.0 million of senior unsecured notes on their scheduled maturity date that had an effective interest rate of 3.63%.

The fair value of our fixed rate unsecured debt as of December 31, 2008 was approximately $2.2 billion.

We utilized multiple broker estimates in estimating the fair value. Our unsecured notes are thinly traded and, in many cases, the broker estimates were not based upon comparable transactions. As such, we have determined that our estimation of the fair value of our fixed rate unsecured debt was primarily based upon Level 3 inputs.

The indentures (and related supplemental indentures) governing our outstanding series of notes also require us to comply with financial ratios and other covenants regarding our operations. We were in compliance with all such covenants as of December 31, 2008.

UNSECURED LINES OF CREDIT

Our unsecured lines of credit as of December 31, 2008 are described as follows (in thousands):

Description	Borrowing Capacity	Maturity Date	Outstanding at December 31, 2008
Unsecured Line of Credit – DRLP	$ 1,300,000	January 2010	$ 474,000
Unsecured Line of Credit – Consolidated Subsidiary	$ 30,000	July 2011	$ 9,659

We use the DRLP unsecured line of credit to fund development activities, acquire additional rental properties and provide working capital. This line of credit provides us with an option to obtain borrowings from financial institutions that participate in the line, at rates that may be lower than the stated interest rate, subject to certain restrictions. The stated rate on the amounts outstanding on the DRLP unsecured line of credit as of December 31, 2008 was LIBOR plus .525% (ranging from 1.005% to 2.355% as of December 31, 2008). We may, solely at our option, exercise an option to extend the maturity date to January 2011. This line of credit also contains various financial covenants that require us to meet financial ratios and defined levels of performance, including those related to fixed charge, variable rate indebtedness, consolidated net worth and debt-to-net asset value. As of December 31, 2008, we were in compliance with all covenants under this line of credit.

The consolidated subsidiary's unsecured line of credit allows for borrowings up to $30.0 million at a rate of LIBOR plus .85% (equal to 1.32% for outstanding borrowings as of December 31, 2008). This unsecured line of credit is used to fund development activities within the consolidated subsidiary and matures in July 2011 with a 12-month extension option.

The fair value of our unsecured lines of credit as of December 31, 2008 was $477.1 million. We utilized a discounted cash flow methodology in order to estimate the fair value. The net present value of the difference between future contractual interest payments and future interest payments based on our estimate of a current market rate represents the difference between the book value and the fair value. Our estimate of a current market rate is based upon the rate, considering current market conditions and our specific credit profile, at which we estimate we could obtain similar borrowings. The current market rate we utilized was internally estimated; therefore, we have concluded that our determination of fair value for our unsecured lines of credit was primarily based upon Level 3 inputs.

SCHEDULED MATURITIES AND INTEREST PAID

At December 31, 2008, the scheduled amortization and maturities of all indebtedness for the next five years and thereafter were as follows (in thousands):

Year	Amount
2009	$ 257,697
2010	649,445
2011	1,053,621
2012	210,122
2013	483,889
Thereafter	1,642,014
	$ 4,296,788

The amount of interest paid in 2008, 2007 and 2006 was $235.6 million, $225.8 million and $198.1 million, respectively. The amount of interest capitalized in 2008, 2007 and 2006 was $53.5 million, $59.2 million and $36.3 million, respectively.

(8) SEGMENT REPORTING

We have three reportable operating segments, the first two of which consist of the ownership and rental of office and industrial real estate investments. The operations of our office and industrial properties, along with our healthcare and retail properties, are collectively referred to as "Rental Operations". Our healthcare and retail properties, which do not meet the quantitative thresholds defined in SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, are not separately presented as a reportable segment. The third reportable segment consists of our Build-for-Sale operations and providing various real estate services such as property management, maintenance, leasing, development and construction management to third-party property owners and joint ventures (and is collectively referred to as "Service Operations"). Our reportable segments offer different products or services and are managed separately because each segment requires different operating strategies and management expertise.

During the period between the completion of development, rehabilitation or repositioning of a Build-for-Sale property and the date the property is contributed to an unconsolidated company or sold to a third party, the property and its associated rental income and rental expenses are included in the applicable Rental Operations segment because the primary activity associated with the Build-for-Sale property during that period is rental activities. Upon contribution or sale, the resulting gain or loss is part of the income of the Service Operations business segment.

Other revenue consists of equity in earnings of unconsolidated companies as well as other operating revenues not identified with one of our operating segments. Segment FFO information (FFO is defined below) is calculated by subtracting operating expenses attributable to the applicable segment from segment revenues. Non-segment assets consist of corporate assets including cash, deferred financing costs and investments in unconsolidated companies. Interest expense and other non-property specific revenues and expenses are not allocated to individual segments in determining our performance measure.

We assess and measure segment operating results based upon an industry performance measure referred to as Funds From Operations ("FFO"), which management believes is a useful indicator of our operating performance. FFO is used by industry analysts and investors as a supplemental operating performance measure of a REIT. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with GAAP. FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss). FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income, which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.

The following table shows (i) the revenues and FFO for each of the reportable segments and (ii) a reconciliation of net income available for common shareholders to the calculation of FFO for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Revenues			
Rental Operations:			
Office	**$ 568,405**	$ 562,277	$ 547,370
Industrial	**250,078**	218,055	193,675
Non-reportable Rental Operations segments	**31,987**	20,952	5,775
Service Operations	**101,898**	99,358	90,125
Total Segment Revenues	**952,368**	900,642	836,945
Other Revenue	**43,719**	50,805	58,476
Consolidated Revenue from continuing operations	**996,087**	951,447	895,421
Discontinued Operations	**9,012**	27,343	65,969
Consolidated Revenue	**$ 1,005,099**	$ 978,790	$ 961,390
Funds From Operations			
Rental Operations:			
Office	**$ 341,093**	$ 347,974	$ 341,927
Industrial	**191,795**	166,827	150,122
Non-reportable Rental Operations segments	**20,159**	14,384	4,372
Services Operations	**61,943**	52,034	53,196
Total Segment FFO	**614,990**	581,219	549,617
Non-Segment FFO:			
Interest expense	**(195,148)**	(171,994)	(172,658)
Impairment charges and other expenses	**(19,729)**	(5,658)	(2,284)
Interest and other income (expense), net	**4,041**	(415)	348
General and administrative expense	**(39,506)**	(37,689)	(35,811)
Gain on land sales, net	**12,651**	33,998	8,192
Other non-segment income (expense)	**9,128**	12,523	11,897
Minority interest	**(2,667)**	(6,782)	(9,543)
Minority interest share of FFO adjustments	**(16,527)**	(10,983)	(18,858)
Joint venture FFO	**61,643**	50,085	37,774
Dividends on preferred shares	**(71,426)**	(58,292)	(56,419)
Adjustment for redemption of preferred shares	**-**	(3,483)	(2,633)
Gain on repurchase of preferred shares	**14,046**	-	-
Discontinued operations, net of minority interest	**4,410**	1,503	28,386
Consolidated basic FFO	**375,906**	384,032	338,008
Depreciation and amortization on continuing operations	**(311,279)**	(272,750)	(236,846)
Depreciation and amortization on discontinued operations	**(3,673)**	(4,941)	(17,422)
Company's share of joint venture adjustments	**(38,321)**	(26,948)	(18,394)
Earnings from depreciated property sales on discontinued operations	**16,961**	121,072	42,089
Earnings from depreciated property sales - share of joint venture	**495**	6,244	18,802
Minority interest share of FFO adjustments	**16,527**	10,983	18,858
Net income available for common shareholders	**$ 56,616**	$ 217,692	$ 145,095

The assets for each of the reportable segments as of December 31, 2008 and 2007 are as follows (in thousands):

	December 31, 2008	December 31, 2007
Assets		
Rental Operations:		
Office	**$ 3,758,839**	$ 3,705,928
Industrial	**2,363,632**	2,313,507
Non-reportable Rental Operations segments	**364,848**	312,246
Service Operations	**373,186**	476,033
Total Segment Assets	**6,860,505**	6,807,714
Non-Segment Assets	**830,378**	854,267
Consolidated Assets	**$ 7,690,883**	$ 7,661,981

In addition to revenues and FFO, we also review our recurring capital expenditures in measuring the performance of our individual Rental Operations segments. These recurring capital expenditures consist of tenant improvements, leasing commissions and building improvements. We review these expenditures to determine the costs associated with re-leasing vacant space and maintaining the condition of our properties. Our recurring capital expenditures by segment are summarized as follows for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008	2007	2006
Recurring Capital Expenditures			
Office	**$ 56,844**	$ 68,427	$ 66,449
Industrial	**16,443**	16,454	16,210
Non-reportable Rental Operations segments	**1,527**	1,055	341
Total	**$ 74,814**	$ 85,936	$ 83,000

(9) LEASING ACTIVITY

Future minimum rents due to us under non-cancelable operating leases at December 31, 2008 are as follows (in thousands):

Year	Amount
2009	$ 725,314
2010	703,082
2011	622,876
2012	543,304
2013	447,890
Thereafter	1,534,866
	$ 4,577,332

In addition to minimum rents, certain leases require reimbursements of specified operating expenses that amounted to $183.2 million, $177.2 million and $161.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

(10) EMPLOYEE BENEFIT PLANS

We maintain a 401(k) plan for full-time employees. We make matching contributions up to an amount equal to three percent of the employee's salary and may also make annual discretionary contributions. The total expense recognized for this plan was $3.0 million, $3.7 million and $3.9 million for the years ended December 31, 2008, 2007 and 2006, respectively.

We make contributions to a contributory health and welfare plan as necessary to fund claims not covered by employee contributions. The total expense we recognized related to this plan was $9.6 million, $9.3 million and $9.4 million for 2008, 2007 and 2006, respectively. These expense amounts include estimates based upon the historical experience of claims incurred but not reported as of year end.

(11) SHAREHOLDERS' EQUITY

We periodically use the public equity markets to fund the development and acquisition of additional rental properties or to pay down debt. The proceeds of these offerings are contributed to DRLP in exchange for an additional interest in DRLP.

Beginning in August 2007, we issued new shares of common stock under employee and non-employee stock purchase plans, as well as for dividend reinvestment plans. We received $15.5 million and $6.9 million of proceeds from these share issuances during the years ended December 31, 2008 and 2007, respectively.

In October 2007, we issued 7.0 million shares of our common stock for net proceeds of $232.7 million.

In February 2008, we issued $300.0 million of 8.375% Series O Cumulative Redeemable Preferred Shares and used the net proceeds to reduce the outstanding balance on DRLP's unsecured line of credit. Our Series O Cumulative Redeemable Preferred Shares have no stated maturity date although they may be redeemed, at our option, beginning in February 2013.

During the fourth quarter of 2008, pursuant to the share repurchase plan approved by our board of directors, we repurchased 109,500 preferred shares from all of our outstanding series. The preferred shares repurchased had a total redemption value of approximately $27.4 million, and were repurchased for $12.4 million. In conjunction with the repurchases, approximately $924,000 of offering costs, the ratable portion of total offering costs associated with the repurchased shares, were charged against income available for common shareholders in the fourth quarter. A net gain of approximately $14.0 million was included in income available to common shareholders. All shares repurchased were retired prior to December 31, 2008.

In October 2007, we redeemed all of our outstanding 7.99% Series B Cumulative Redeemable Preferred Shares at a liquidation amount of $132.3 million. Offering costs of $3.5 million were charged against net income available to common shareholders in conjunction with the redemption of these shares.

The following series of preferred shares were outstanding as of December 31, 2008 (in thousands, except percentage data):

Description	Shares Outstanding	Dividend Rate	Optional Redemption Date	Liquidation Preference
Series J Preferred	396	6.625%	August 29, 2008	$99,058
Series K Preferred	598	6.500%	February 13, 2009	$149,550
Series L Preferred	797	6.600%	November 30, 2009	$199,075
Series M Preferred	673	6.950%	January 31, 2011	$168,272
Series N Preferred	435	7.250%	June 30, 2011	$108,630
Series O Preferred	1,168	8.375%	February 22, 2013	$292,040

All series of preferred shares require cumulative distributions and have no stated maturity date (although we may redeem all such preferred shares on or following their optional redemption dates at our option, in whole or in part).

(12) STOCK BASED COMPENSATION

We are authorized to issue up to 9,079,187 shares of our common stock under our stock based employee and non-employee compensation plans. Cash flows resulting from tax deductions in excess of recognized compensation cost from the exercise of stock options (excess tax benefits) were not significant in any period presented.

FIXED STOCK OPTION PLANS

We had options outstanding under five fixed stock option plans as of December 31, 2008. Additional grants may be made under one of those plans. Stock option awards granted under our stock based employee and non-employee compensation plans generally vest over five years at 20% per year and have contractual lives of ten years. The exercise price for stock option grants is set at the fair value of our common stock on the day of grant.

The following table summarizes transactions under our stock option plans as of December 31, 2008:

		2008		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value (1) (in Millions)
Outstanding, beginning of year	5,850,956	$ 29.84		
Granted	2,792,012	$ 23.34		
Exercised	(232,886)	$ 22.21		
Forfeited	(986,815)	$ 28.33		
Outstanding, end of year	7,423,267	$ 27.84	7.2	$ -
Options exercisable, end of year	2,703,868	$ 27.96	4.9	$ -

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the closing stock price of $10.96 at December 31, 2008, which would have been received by the option holders had all option holders exercised their options as of that date. This amount changes continuously based on the market prices of the stock.

Options granted in the years ended December 31, 2008, 2007 and 2006, respectively, had a weighted average fair value per option of $1.76, $2.89 and $3.60. As of December 31, 2008, there was $6.3 million of total unrecognized compensation expense related to stock options granted under the plans, which is expected to be recognized over a weighted average remaining period of 3.59 years. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 respectively, was approximately $898,000, $5.6 million and $11.3 million. Compensation expense recognized for fixed stock option plans was $3.9 million, $2.3 million and $1.7 million for the years ended December 31, 2008, 2007 and 2006, respectively. The fair value of options vested during the years ended December 31, 2008, 2007 and 2006 was $2.6 million, $1.6 million and $1.6 million, respectively.

The fair values of the options were determined using the Black-Scholes option-pricing model with the following assumptions:

	2008	2007	2006
Dividend yield	6.75%	5.75%-6.50%	6.25%
Volatility	20.0%	18.0%	20.0%
Risk-free interest rate	2.79%	3.63-4.78%	4.5%
Expected life	5 years	5 years	6 years

The risk free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. The dividend yield assumption is based on the history of and our present expectation of future dividend payouts. Our computation of expected volatility for the valuation of stock options granted in the years ended December 31, 2008, 2007 and 2006 is based on historic, and our present expectation of future volatility over a period of time equal to the expected term. The expected life of employee stock options represents the weighted average period the stock options are expected to remain outstanding.

PERFORMANCE SHARE PLAN

Performance shares were granted under the 2000 Performance Share Plan, with each performance share economically equivalent to one share of our common stock. The performance shares vest over a five-year period with the vesting percentage for a year dependent upon our attainment of certain predefined levels of earnings growth for such year. The performance shares have a contractual life of five years. In April 2006, the 2000 Performance Share Plan was amended to provide that awards would be settled in shares of common stock rather than cash. The fair value of existing awards was fixed at the date of the amendment and the fair value of subsequent awards will be fixed at the fair value of our common stock at the date of grant.

The following table summarizes transactions for our performance shares for the year ended December 31, 2008:

2000 Performance Share Plan	Vested	Unvested	Total
Performance Share Plan units at December 31, 2007	138,199	39,977	178,176
Granted	-	-	-
Vested	27,499	(27,499)	-
Forfeited	-	(2,345)	(2,345)
Dividend reinvestments	21,283	-	21,283
Disbursements	(11,217)	-	(11,217)
Total Performance Share Plan units outstanding at December 31, 2008	175,764	10,133	185,897

Compensation expense recognized for Performance Share Plan units was $201,000, $1.3 million and $1.2 million for 2008, 2007 and 2006, respectively. The total vest date fair value of shares vesting during the year ended December 31, 2008 was $991,000.

SHAREHOLDER VALUE PLAN AWARDS

Our 2005 Shareholder Value Plan ("2005 SVP Plan"), a sub-plan of our 2005 Long-Term Incentive Plan, was approved by our shareholders in April 2005. Upon vesting, payout of the 2005 Shareholder Value Plan awards will be made in shares of our common stock. Under the 2005 SVP Plan, shareholder value awards fully vest three years after the date of grant. The number of common shares to be issued may range from 0%-300% of the target shares awarded and will be based upon our total shareholder return for such three-year period as compared to the S&P 500 Index and the NAREIT Real Estate 50 Index. Each index is weighted at 50%.

Awards made under the 2005 SVP Plan are measured at fair value, which is determined using a Monte Carlo simulation model that was developed to accommodate the unique features of the 2005 SVP Plan. Compensation cost recognized under the 2005 SVP Plan was $2.0 million, $1.5 million and $879,000 for the years ended December 31, 2008, 2007 and 2006, respectively.

The following table summarizes transactions for our awards under the 2005 SVP Plan for 2008:

2005 Shareholder Value Plan Awards	Number of SVP Units	Weighted Average Grant Date Fair Value
SVP awards at December 31, 2007	164,180	$ 40.20
Granted	206,578	$ 23.34
Vested	(70,847)	$ 34.17
Forfeited	(57,835)	$ 30.96
Other	(383)	$ 30.71
SVP awards at December 31, 2008	241,693	$ 29.78

As of December 31, 2008, there was $2.0 million of total unrecognized compensation expense related to nonvested SVP Plan awards granted under the 2005 SVP Plan, which will be recognized over a weighted average period of 1.7 years. All 2005 SVP Plan awards have a contractual life of three years.

RESTRICTED STOCK UNITS

Under our 2005 Long-Term Incentive Plan and our 2005 Non-Employee Directors Compensation Plan approved by our shareholders in April 2005, restricted stock units ("RSUs") may be granted to non-employee directors, executive officers and selected management employees. An RSU is economically equivalent to one share of our common stock. RSUs generally vest 20% per year over five years, have contractual lives of five years and are payable in shares of our common stock. However, RSUs granted to existing non-employee directors vest 100% over one year, and have contractual lives of one year. We recognize the value of the granted RSUs over this vesting period as expense.

The following table summarizes transactions for our RSUs, excluding dividend equivalents, for 2008:

Restricted Stock Units	Number of RSUs	Weighted Average Grant Date Fair Value
RSUs at December 31, 2007	261,098	$ 37.87
Granted	275,616	$ 23.35
Vested	(75,019)	$ 38.03
Forfeited	(60,320)	$ 30.20
RSUs at December 31, 2008	401,375	$ 29.03

Compensation cost recognized for RSUs totaled $4.9 million, $3.0 million and $2.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

As of December 31, 2008, there was $4.8 million of total unrecognized compensation expense related to nonvested RSUs granted under the Plan, which is expected to be recognized over a weighted average period of 3.7 years.

(13) FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. In an effort to manage interest rate risk, we may enter into interest rate hedging arrangements from time to time. We do not utilize derivative financial instruments for trading or speculative purposes.

In November 2007, we entered into forward starting interest swaps with notional amounts appropriate to hedge interest rates on $300.0 million of anticipated debt offerings in 2008. The forward starting swaps were appropriately designated and tested for effectiveness as cash flow hedges. In March 2008, we settled the forward starting swaps and made a cash payment of $14.6 million to the counterparties. An effectiveness test was performed as of the settlement date and it was concluded that a highly effective cash flow hedge was still in place for the expected debt offering. Of the amount paid in settlement, approximately $700,000 was immediately reclassified to interest expense, as the result of partial ineffectiveness calculated at the settlement date. The net amount of $13.9 million was recorded in Other Comprehensive Income ("OCI") and is being recognized through interest expense over the life of the hedged debt offering, which took place in May 2008. The remaining unamortized amount included as a reduction to accumulated OCI as of December 31, 2008 is $12.0 million.

In August 2005, we entered into $300.0 million of cash flow hedges through forward starting interest rate swaps to hedge interest rates on $300.0 million of anticipated debt offerings in 2007. The swaps qualified for hedge accounting, with any changes in fair value recorded in OCI. In conjunction with the September 2007 issuance of $300.0 million of senior unsecured notes, we terminated these cash flow hedges as designated. The settlement amount received of $10.7 million is being recognized to earnings through a reduction of interest expense over the term of the hedged cash flows. The remaining unamortized amount included as an increase to accumulated OCI as of December 31, 2008 is $9.3 million. The ineffective portion of the hedge was insignificant.

In March 2005, we entered into $300.0 million of cash flow hedges through forward starting interest rate swaps to hedge interest rates on $300.0 million of anticipated debt offerings in 2006. The swaps qualified for hedge accounting, with any changes in fair value recorded in OCI. In March 2006, we issued $150.0 million of 5.50% senior unsecured notes due 2016 and terminated a corresponding amount of the cash flow hedges designated for this transaction. The settlement amount paid of approximately $800,000 is being recognized to earnings through interest expense ratably over the life of the senior unsecured notes and the ineffective portion of the hedge was insignificant. In August 2006, we issued $450.0 million of 5.95% senior unsecured notes due 2017 and $250.0 million of 5.63% senior unsecured notes due 2011 and terminated the remaining $150.0 million of cash flow hedges. The settlement amount received of approximately $1.6 million is being recognized to earnings through a reduction of interest expense ratably over the lives of the senior unsecured notes. The ineffective portion of the hedge was insignificant. The net remaining unamortized amount included as an increase to accumulated OCI related to these two swaps that were unwound in 2006 is approximately $599,000 as of December 31, 2008.

The effectiveness of our hedges is evaluated throughout their lives using the hypothetical derivative method under which the change in fair value of the actual swap designated as the hedging instrument is compared to the change in fair value of a hypothetical swap. We had no material interest rate derivatives, when considering both fair value and notional amount, at December 31, 2008.

(14) RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 157, Fair Value Measurements ("SFAS 157") was effective for us on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; accordingly, the standard does not require any new fair value measurements of reported balances. Based on the guidance provided by Financial Accounting Standards Board ("FASB") Staff Position No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), we have only partially implemented the guidance promulgated under SFAS 157 as of January 1, 2008, which in our circumstances only affects financial instruments. SFAS 157 was not applied during 2008 to nonfinancial long-lived asset groups measured for an impairment assessment, reporting units measured at fair value in the first step of the goodwill impairment test, and nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination. We will fully apply the provisions of SFAS 157 beginning January 1, 2009 and do not expect there to be a material impact to the financial statements.

SFAS 157 emphasized that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities to which we have access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

In December 2007, the FASB issued SFAS No. 141R, *Business Combinations* ("SFAS 141R") and SFAS No.160, *Noncontrolling Interests in the Consolidated Financial Statements – an amendment to ARB No. 51* ("SFAS 160"). SFAS 141R and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS 141R will be applied to business combinations after the effective date. SFAS 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting SFAS 141R and SFAS 160 on our results of operations and financial position.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133* ("SFAS 161"). SFAS 161 requires enhanced disclosures for derivative instruments and hedging activities, specifically in regard to the purpose of the derivative and how the derivative and hedging activities affect an entity's financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008 and early application is allowed. We will apply SFAS 161 beginning in 2009.

In May 2008, the FASB ratified FASB Staff Position No. APB 14-1, *Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)* ("FSP APB 14-1") that will require separate accounting for the debt and equity components of convertible instruments. FSP APB 14-1 will require that the value assigned to the debt component would be the estimated fair value of a similar bond without the conversion feature, which would result in the debt being recorded at a discount. The resulting debt discount will be amortized over the period during which the debt is expected to be outstanding (i.e., through the first optional redemption date) as additional non-cash interest expense. FSP APB 14-1 is effective January 1, 2009 and will be applied retrospectively. We currently estimate that FSP APB 14-1 will result in us recognizing additional non-cash interest expense of between $5.5 million and $7.5 million per annum.

(15) COMMITMENTS AND CONTINGENCIES

We have guaranteed the repayment of $68.1 million of economic development bonds issued by various municipalities in connection with certain commercial developments. We will be required to make payments under our guarantees to the extent that incremental taxes from specified developments are not sufficient to pay the bond debt service. Management does not believe that it is probable that we will be required to make any significant payments in satisfaction of these guarantees.

We also have guaranteed the repayment of secured and unsecured loans of nine of our unconsolidated subsidiaries. At December 31, 2008, the maximum guarantee exposure for these loans was approximately $255.1 million. Additionally, we guaranteed $29.0 million of secured indebtedness related to a property sold to a third party in 2006. Management believes that the value of the underlying real estate exceeds the associated loan balances and that we will not be required to satisfy these guarantees.

We have entered into agreements, subject to the completion of due diligence requirements, resolution of certain contingencies and completion of customary closing conditions, for the future acquisitions of land totaling $8.0 million. In most cases, we may withdraw from land purchase contracts and the seller's only recourse is earnest money deposits that we have already paid.

In October 2000, we sold or contributed industrial properties and undeveloped land with a fair value of $487.0 million to a joint venture (Dugan Realty LLC) in which we have a 50% interest and recognized a net gain of $35.2 million. In connection with this transaction, the joint venture partners were given an option to put up to a $50.0 million interest in the joint venture to us in exchange for our common stock or cash (at our option), subject to certain timing and other restrictions. As a result of this put option, we deferred $10.2 million of gain on sale of depreciated property and recorded a $50.0 million liability.

We are subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the amount of any ultimate liability with respect to these actions will not materially affect our consolidated financial statements or results of operations.

(16) SUBSEQUENT EVENTS

DECLARATION OF DIVIDENDS

Our board of directors declared the following dividends at its regularly scheduled board meeting held on January 28, 2009:

Class	Quarterly Amount/Share	Record Date	Payment Date
Common	$ 0.250000	February 13, 2009	February 27, 2009
Preferred (per depositary share):			
Series J	$ 0.414063	February 13, 2009	February 27, 2009
Series K	$ 0.406250	February 13, 2009	February 27, 2009
Series L	$ 0.412500	February 13, 2009	February 27, 2009
Series M	$ 0.434375	March 17, 2009	March 31, 2009
Series N	$ 0.453125	March 17, 2009	March 31, 2009
Series O	$ 0.523438	March 17, 2009	March 31, 2009

SELECTED QUARTERLY FINANCIAL INFORMATION

(Unaudited)

Selected quarterly information for the years ended December 31, 2008 and 2007 is as follows (in thousands, except per share amounts):

	Quarter Ended			
2008	**December 31**	**September 30**	**June 30**	**March 31**
Revenues from continuing Rental Operations	$ 229,611	$ 218,680	$ 221,322	$ 224,576
Revenues from continuing Service Operations	34,920	29,066	23,136	14,776
Net income available for common shareholders	$ 21,717 (2)	$ 13,054	$ 17,797	$ 4,048
Basic income per common share	$ 0.15	$ 0.09	$ 0.12	$ 0.03
Diluted income per common share	$ 0.15	$ 0.09	$ 0.12	$ 0.03
Weighted average common shares	147,615	146,966	146,741	146,331
Weighted average common shares and potential dilutive securities	155,347	155,344	155,064	154,596
Funds From Operations (1)	$ 106,068	$ 97,102	$ 88,094	$ 84,642

2007	**December 31**	**September 30**	**June 30**	**March 31**
Revenues from continuing Rental Operations	$ 226,529	$ 212,592	$ 202,657	$ 210,311
Revenues from continuing Service Operations	42,316	20,273	22,039	14,730
Net income available for common shareholders	$ 58,666	$ 53,387	$ 37,076	$ 68,563
Basic income per common share	$ 0.40	$ 0.39	$ 0.27	$ 0.50
Diluted income per common share	$ 0.40	$ 0.39	$ 0.27	$ 0.49
Weighted average common shares	145,623	137,576	136,921	136,823
Weighted average common shares and potential dilutive securities	154,467	147,651	148,129	149,465
Funds From Operations (1)	$ 116,750	$ 93,673	$ 87,282	$ 86,327

(1) Funds From Operations ("FFO") is used by industry analysts and investors as a supplemental operating performance measure of an equity real estate investment trust ("REIT") like Duke. FFO is calculated in accordance with the definition that was adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"). NAREIT created FFO as a supplemental measure of REIT operating performance that excludes historical cost depreciation, among other items, from net income determined in accordance with United States generally accepted accounting principles ("GAAP"). FFO is a non-GAAP financial measure. The most comparable GAAP measure is net income (loss). FFO should not be considered as a substitute for net income or any other measures derived in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

Historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen or fallen with market conditions, many industry analysts and investors have considered presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. FFO, as defined by NAREIT, represents GAAP net income (loss), excluding extraordinary items as defined under GAAP and gains or losses from sales of previously depreciated real estate assets, plus certain non-cash items such as real estate asset depreciation and amortization, and after similar adjustments for unconsolidated partnerships and joint ventures.

Management believes that the use of FFO, combined with the required primary GAAP presentations, improves the understanding of operating results of REITs among the investing public and makes comparisons of REIT operating results more meaningful. Management believes FFO is a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance) because by excluding gains or losses related to sales of previously depreciated real estate assets and excluding real estate asset depreciation and amortization, FFO provides a useful comparison of the operating performance of our real estate between periods or as compared to different companies.

(2) Amount includes a $14.0 million gain on the repurchase of preferred shares and $11.4 million of non-cash impairment charges on undeveloped land and buildings.

HOW TO REACH US

Corporate Headquarters

600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6000

Transfer Agent and Registrar

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
800.937.5449 or 212.936.5100
www.amstock.com

Investor Relations

Duke Realty Corporation
Attn: Investor Relations
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6005 or 800.875.3366
317.808.6770 (fax)
IR@dukerealty.com
www.dukerealty.com

Media Relations

Duke Realty Corporation
Attn: Joel Reuter
600 East 96th Street, Suite 100
Indianapolis, Indiana 46240
317.808.6137 or 800.875.3366
317.808.6786 (fax)
joel.reuter@dukerealty.com

GENERAL INFORMATION

Dividend Reinvestment and Stock Purchase Plan

Duke's Dividend Reinvestment and Stock Purchase Plan provides shareholders with an opportunity to conveniently acquire the company's common stock. Shareholders may have all or a portion of their dividends and distributions automatically reinvested, and may make optional cash payments toward the purchase of additional common shares. Information regarding this Plan may be obtained from our transfer agent, American Stock Transfer & Trust Company, at www.amstock.com or by calling 800.937.5449.

ELECTRONIC DEPOSIT OF DIVIDENDS

Registered holders of Duke's common stock may have their quarterly dividends deposited to their checking or savings account free of charge. Call Duke's Investor Relations department at 317.808.6005 to sign up for this service.

MARKET PRICE AND DIVIDENDS

New York Stock Exchange: DRE

The following table sets forth the high, low and closing sales prices of our common stock for the periods indicated and the dividend paid per share during such period.

2008

Quarter Ended	High	Low	Close	Dividend
December 31	$ 24.12	$ 3.85	$ 10.96	$ 0.485
September 30	27.02	20.62	24.58	0.485
June 30	27.05	21.94	22.45	0.480
March 31	26.01	20.56	22.81	0.480

2007

Quarter Ended	High	Low	Close	Dividend
December 31	$ 35.40	$ 24.25	$ 26.08	$ 0.480
September 30	37.05	29.74	33.81	0.480
June 30	44.90	35.22	35.67	0.475
March 31	48.42	40.02	43.47	0.475

On January 28, 2009, the company declared a quarterly cash dividend of $0.25 per share, payable on February 27, 2009 to common shareholders of record on February 13, 2009.

MANAGEMENT CERTIFICATIONS

In accordance with Section 303A.12(a) of the NYSE Listed Company Manual, the CEO of the company provided a Section 12(a) annual certification, which stated that he was not aware of any violations by the company of the NYSE corporate governance listing standards. In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, the Principal Executive Officer and Principal Financial Officer of the company also provided a Section 302 certification, which was filed with the SEC on February 25, 2009 as an exhibit to the company's Annual Report on Form 10-K.

board of directors

Dennis D. Oklak
Chairman and Chief Executive Officer
Duke Realty Corporation

Thomas J. Baltimore, Jr.*
Co-founder and President
RLJ Development, LLC

Barrington H. Branch
President
The Branch-Shelton Company, LLC

Geoffrey Button
Independent Real Estate and Financing Consultant

William Cavanaugh III
Former Chairman and Chief Executive Officer
Progress Energy

Ngaire E. Cuneo
Partner
Red Associates, LLC

Charles R. Eitel
Vice Chairman of the Board
The Simmons Company

Dr. R. Glenn Hubbard †
Dean and Russell L. Carson Professor of Finance and Economics
Columbia University, Graduate School of Business

Dr. Martin C. Jischke
President Emeritus
Purdue University

L. Ben Lytle
Executive Chairman
Univita Health, LLC

William O. McCoy †
Partner
Franklin Street Partners

Jack Shaw
Vice President and Treasurer
The Regenstrief Foundation

Lynn C. Thurber
Non-Executive Chairman
LaSalle Investment Management

Robert J. Woodward, Jr.
Chairman
Palmer-Donavin Manufacturing Company

* Advisory Director in 2008; elected to the Board in January 2009
† Not standing for re-election to the Board in April 2009

executive committee

Dennis D. Oklak
Chief Executive Officer

Robert M. Chapman
Chief Operating Officer

Christie B. Kelly*
Executive Vice President
Chief Financial Officer

James D. Bremner
President
BremnerDuke Healthcare Real Estate

James B. Connor
Executive Vice President
Midwest Region

Denise K. Dank
Senior Vice President
Human Resources

William J. DeBoer
Executive Vice President
Redevelopment and Logistics

Howard L. Feinsand
Executive Vice President, General Counsel
and Corporate Secretary

H. Andrew Kelton
Executive Vice President
East Region

Steven R. Kennedy
Executive Vice President
Construction

J. Samuel O'Briant
Executive Vice President
Southeast Region

Paul R. Quinn
Senior Vice President
Strategic Execution Officer and Chief Information Officer

Kevin T. Rogus
Executive Vice President
West Region

Christopher L. Seger
Executive Vice President

Jeffrey D. Turner
Executive Vice President
South Region

* Effective February 27, 2009

Mission
Our mission is to build, own, lease and manage industrial, office and healthcare properties with a focus on customer satisfaction and maximizing shareholder value.

Vision
To be the commercial real estate developer of choice nationally.







Duke
REALTY CORPORATION

Corporate Headquarters
600 East 96th Street
Suite 100
Indianapolis, IN 46240
Phone: 317.808.6000

dukerealty.com